Exhibit 99.1

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation of the Chilean Commission for Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended March 31, 2021 and December 31, 2020

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March	December
	Notes	2021	2020
		MCh$	MCh$
ASSETS
Cash and due from banks	7	2,203,602	2,560,216
Transactions in the course of collection	7	512,295	582,308
Financial assets held-for-trading	8	2,229,153	4,666,156
Investment under resale agreements	9	62,423	76,407
Derivative instruments	10	1,950,321	2,618,004
Loans and advances to banks	11	4,554,592	2,938,991
Loans to customers, net	12	31,047,999	30,190,058
Financial assets available-for-sale	13	1,064,518	1,060,523
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	43,980	44,649
Intangible assets	15	62,531	60,701
Property and equipment	16	222,586	217,928
Leased assets	16	117,940	118,829
Current tax assets	17	37,132	22,949
Deferred tax assets	17	353,667	357,945
Other assets	18	522,626	579,467
TOTAL ASSETS		44,985,365	46,095,131

LIABILITIES
Current accounts and other demand deposits	19	15,682,372	15,167,229
Transactions in the course of payment	7	838,056	1,302,000
Obligations under repurchase agreements	9	104,176	288,917
Savings accounts and time deposits	20	8,274,926	8,899,541
Derivative instruments	10	2,119,562	2,841,756
Borrowings from financial institutions	21	3,674,566	3,669,753
Debt issued	22	8,966,980	8,593,595
Other financial obligations	23	257,319	191,713
Lease liabilities	16	114,059	115,017
Current tax liabilities	17	189	311
Deferred tax liabilities	17	—	—
Provisions	24	594,979	733,911
Other liabilities	25	538,057	565,120
TOTAL LIABILITIES		41,165,241	42,368,863

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,418,833	2,418,833
Reserves		703,373	703,206
Other comprehensive income		(49,756)	(51,250)
Retained earnings:
Retained earnings from previous years		655,478	412,641
Income for the period		162,492	463,108
Less:
Provision for minimum dividends		(70,297)	(220,271)
Subtotal		3,820,123	3,726,267
Non-controlling interests		1	1
TOTAL EQUITY		3,820,124	3,726,268
TOTAL LIABILITIES AND EQUITY		44,985,365	46,095,131

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

for the three-month ended March 31, 2021 and 2020

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March	March
	Notes	2021	2020
		MCh$	MCh$

Interest revenue	28	487,481	554,274
Interest expense	28	(152,904)	(204,577)
Net interest income		334,577	349,697

Income from fees and commissions	29	136,771	161,671
Expenses from fees and commissions	29	(28,501)	(36,200)
Net fees and commission income		108,270	125,471

Net financial operating income	30	5,210	9,154
Foreign exchange transactions, net	31	26,412	19,380
Other operating income	36	7,956	9,391
Total operating revenues		482,425	513,093

Provisions for loan losses	32	(54,067)	(125,560)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		428,358	387,533

Personnel expenses	33	(113,696)	(107,043)
Administrative expenses	34	(83,373)	(82,688)
Depreciation and amortization	35	(18,619)	(18,469)
Impairment	35	(1)	—
Other operating expenses	37	(8,785)	(12,093)

TOTAL OPERATING EXPENSES		(224,474)	(220,293)

NET OPERATING INCOME		203,884	167,240

Income attributable to associates	14	(657)	1,895
Income before income tax		203,227	169,135

Income tax	17	(40,735)	(32,253)

NET INCOME FOR THE PERIOD		162,492	136,882

Attributable to:
Bank’s Owners	27	162,492	136,882
Non-controlling interests		—	—

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	1.61	1.36
Diluted net income per share	27	1.61	1.36

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

for the three-month ended March 31, 2020 and 2020,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March	March
	Notes	2021	2020
		MCh$	MCh$

NET INCOME FOR THE PERIOD		162,492	136,882

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	507	(9,768)
Net gains (losses) on derivatives held as cash flow hedges	10	1,539	1,935
Subtotal Other comprehensive income before income taxes		2,046	(7,833)

Income tax relating to the components of other comprehensive income that are reclassified in income for the period		(552)	2,107
Total other comprehensive income items that will be reclassified subsequently to profit or loss		1,494	(5,726)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans	24	229	81

Subtotal other comprehensive income before income taxes		229	81

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the period	17	(62)	(22)
Total other comprehensive income items that will not be reclassified subsequently to profit or loss		167	59

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		164,153	131,215

Attributable to:
Bank’s Owners		164,153	131,215
Non-controlling interests		—	—

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the three-month ended March 31, 2021 and 2020

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for-sale	Derivatives cash flow hedge	Income Tax	Retained earnings from previous period	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2019		2,418,833	31,780	671,492	3,827	(81,040)	20,612	170,171	593,008	(300,461)	3,528,222	1	3,528,223
Retention of profits		—	—	—	—	—	—	242,470	(242,470)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(350,538)	300,461	(50,077)	—	(50,077)
Other comprehensive income:
Defined benefit plans adjustment, net		—	59	—	—	—	—	—	—	—	59	—	59
Derivatives cash flow hedge	27	—	—	—	—	1,935	(521)	—	—	—	1,414	—	1,414
Valuation adjustment on available-for-sale instruments	27	—	—	—	(9,768)	—	2,628	—	—	—	(7,140)	—	(7,140)
Income for the period 2020	27	—	—	—	—	—	—	—	136,882	—	136,882	—	136,882
Provision for minimum dividends		—	—	—	—	—	—	—	—	(58,469)	(58,469)	—	(58,469)
Balances as of March 31, 2020		2,418,833	31,780	671,492	3,827	(81,040)	20,612	170,171	593,008	(300,461)	3,528,222	1	3,528,223
Other comprehensive income:
Defined benefit plans adjustment, net		—	(125)	—	—	—	—	—	—	—	(125)	—	(125)
Derivatives cash flow hedge, net		—	—	—	—	8,423	(2,276)	—	—	—	6,147	—	6,147
Valuation adjustment on available-for-sale instruments		—	—	—	6,742	—	(1,812)	—	—	—	4,930	—	4,930
Income for the period 2020		—	—	—	—	—	—	—	326,226	—	326,226	—	326,226
Provision for minimum dividends		—	—	—	—	—	—	—	—	(161,802)	(161,802)	—	(161,802)
Balances as of December 31, 2020		2,418,833	31,714	671,492	801	(70,682)	18,631	412,641	463,108	(220,271)	3,726,267	1	3,726,268
Retention of profits	27	—	—	—	—	—	—	242,837	(242,837)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(220,271)	220,271	—	—	—
Other comprehensive income:
Defined benefit plans adjustment, net		—	167	—	—	—	—	—	—	—	167	—	167
Derivatives cash flow hedge, net	27	—	—	—	—	1,539	(415)	—	—	—	1,124	—	1,124
Valuation adjustment on available-for-sale instruments	27	—	—	—	507	—	(137)	—	—	—	370	—	370
Income for the period 2021	27	—	—	—	—	—	—	—	162,492	—	162,492	—	162,492
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(70,297)	(70,297)	—	(70,297)
Balances as of March 31, 2021		2,418,833	31,881	671,492	1,308	(69,143)	18,079	655,478	162,492	(70,297)	3,820,123	1	3,820,124

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the periods between January 1 and March 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March	March
	Notes	2021	2020
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period		162,492	136,882
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	35	18,619	18,469
Impairment	35	1	—
Provision for loans and accounts receivable from customers and owed by banks	32	32,044	128,356
Provision of contingent loans	32	(3,234)	7,007
Additional provisions	32	40,000	—
Fair value adjustment of financial assets held-for-trading		1,705	1,016
Changes in assets and liabilities by deferred taxes	17	4,079	7,197
(Gain) loss attributable to investments in companies with significant influence, net	14	668	(1,876)
(Gain) loss from sales of assets received in lieu of payment,net		(648)	(1,361)
(Gain) loss on sales of property and equipment, net	36	(3)	(18)
Charge-offs of assets received in lieu of payment	37	472	1,245
Other charges (credits) to income that do not represent cash flows		782	2,695
Net changes in exchange rate, interest and fees accrued on assets and liabilities		(39,748)	144,753

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(1,615,290)	(203,433)
(Increase) decrease in loans to customers		(813,496)	(866,758)
(Increase) decrease in financial assets held-for-trading, net		128,291	(69,749)
(Increase) decrease in other assets and liabilities		(64,975)	(273,963)
Increase (decrease) in current account and other demand deposits		513,925	543,498
Increase (decrease) in transactions from reverse repurchase agreements		(175,531)	35,540
Increase (decrease) in savings accounts and time deposits		(614,684)	630,811
Sale of assets received in lieu of payment or adjudicated		2,362	4,310
Total cash flows from operating activities		(2,422,169)	244,621

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(6,803)	(283,201)
Payments for lease agreements	16	(7,401)	(7,509)
Net changes in leased assets	16	(382)	(419)
Purchases of property and equipment	16	(11,878)	(11,999)
Sales of property and equipment		301	18
Acquisition of intangible assets	15	(6,018)	(4,238)
Acquisition of investments in companies	14	—	—
Dividends received from investments in companies	14	11	19
Total cash flows from investing activities		(32,170)	(307,329)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of letters of credit		(505)	(670)
Issuance of bonds	22	415,543	459,510
Redemption of bonds		(99,489)	(334,388)
Dividends paid	27	(220,271)	(350,538)
Increase (decrease) in borrowings from foreign financial institutions		4,833	142,618
Increase (decrease) in other financial obligations		65,684	(34,421)
Increase (decrease) in other obligations with Central Bank of Chile		—	—
Payment of other long-term borrowings		(68)	(147)
Total cash flows from financing activities		165,727	(118,036)

TOTAL NET NEGATIVE CASH FLOWS FOR THE PERIOD		(2,288,612)	(180,744)

Effect of exchange rate changes		14,337	34,299

Cash and cash equivalents at beginning of period		6,088,115	3,931,371

Cash and cash equivalents at end of period	7	3,813,840	3,784,926

		March	March
		2021	2020
Operational Cash flow interest:		MCh$	MCh$

Interest received		412,436	466,572
Interest paid		(103,270)	62,177

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Consolidated Financial Statements of Banco de Chile, for the period ended March 31, 2021 were approved by the Directors on April 29, 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information:

(a)	Legal regulations:

Decree Law No. 3,538 of 1980, in accordance with the text replaced by the first article of Law No. 21,000 that “Creates the Financial Market Commission”, provides in paragraph 6 of its article 5 that the Market Commission Financiero (“CMF”) may “set the rules for the preparation and presentation of the reports, balance sheets, balance sheets and other financial statements of the audited entities and determine the principles according to which they must keep their accounting”.

In accordance with the current legal framework, banks must use the accounting principles established by the CMF and in everything that is not dealt with by it or is contrary to its instructions, they must adhere to the generally accepted accounting principles, which correspond to the regulations techniques issued by the Colegio de Contadores de Chile AG, coinciding with the International Financial Reporting Standards (“IFRS”) agreed by the International Accounting Standards Board (“IASB”). In the event of discrepancies between these generally accepted accounting principles and the accounting criteria issued by the CMF, the latter shall prevail.

The notes to the Consolidated Financial Statements contain additional information to that presented in the Consolidated Statement of Financial Position, in the Consolidated Statement of Income, Consolidated Statement of Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable way.

(b)	Basis of preparation:

(b.1)	These Interim Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the CMF.

(b.2)	The following table details the entities in which the Bank has control and are part of this consolidated financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	March	December	March	December	March	December
RUT	Subsidiaries	Country	Currency	2021	2020	2021	2020	2021	2020
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A. (*)	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*)	Company in the process of early dissolution. See Note No. 5 b).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information, continued:

(c)	Use of estimates and judgments:

Preparing the Interim Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. The estimates refer to:

1.	Provision for loan losses (Notes No. 11, No. 12 and No. 32);
2.	Useful life of intangible, property and equipment and leased assets and lease liabilities (Notes No. 15 and No. 16);
3.	Income taxes and deferred taxes (Note No. 17);
4.	Provisions (Note No. 24);
5.	Contingencies and Commitments (Note No. 26);
6.	Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the Management, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

During the period ended March 31, 2021, there have been no changes in the estimates made.

(d)	Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Given the activities to which the Bank and its subsidiaries are engaged, the transactions of the Bank do not have a cyclical or seasonal nature. For this reason, specific breakdowns in these notes to the Interim Consolidated Financial Statements for the three-month period ended March 31, 2021 are not included.

(e)	Relative Importance:

In determining the information to be disclosed on the different items of the financial statements or other matters, the relative importance in relation to the Financial Statements of the period has been taken into account.

(f)	Leases:

The Bank acts as a lessor

Assets that are leased to clients under contracts that substantially transfer all risks and property recognition, with or without legal title, are classified as a financial lease. When the retained assets are subject to a financial leasing, the leased assets are no longer recognized and are recorded an account receivable, which is equal to the minimum value of the lease payment, discounted at the interest rate of the lease. The initial negotiation expenses in a financial lease are incorporated into the account receivable through the discount rate applied to the lease. Lease income is recognized on lease terms based on a model that consistently reflects a periodic rate of return on the net investment of the lease.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information, continued:

(f)	Leases, continued:

Assets that are leased to customers under contracts that do not transfer substantially all the risks and benefits of the property are classified as an operating lease.

The leased investment properties, under the operating lease modality, are included in “Other assets” in the statement of financial position and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease period.

The Bank acts as a lessee

A contract is or contains a lease if it has the right to control the use of an identified asset for a period of time in exchange for a consideration.

At the start date of a lease, an asset is determined by right of use of the leased asset at cost, which comprises the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest.

The right-of-use asset is measured using the cost model less accumulated depreciation and accumulated impairment losses. The depreciation of the right-of-use asset is recognized in the Income Statement based on the straight-line method of depreciation from the start date and until the end of the term of the lease.

The monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the change in the Consumer Price Index (CPI) modifies the value of the lease liability and in parallel, the amount of the asset for the right to use leased assets must be adjusted for this effect.

After the start date, the lease liability is measured by reducing the carrying amount to reflect the lease payments made and the lease contract modifications.

According to IFRS 16 “Leases”, the bank does not apply this standard to contracts with duration of 12 months or less and those that contain a low value underlying asset. In these cases, the payments are recognized as a lease expense.

(g)	Reclassifications:

There have not been significant reclassifications at the end of this period 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements:

Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Chilean Commission for the Financial Market (CMF):

Standards and interpretations that have been adopted in these Interim Consolidated Financial Statements.

As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement IFRS 4 Insurance Contracts and IFRS 16 Leases. Interest Rate Benchmark Reform.

In August 2020, the IASB issued a set of amendments related to phase 2 of the Benchmark Reform of Interbank Offering Rates (IBOR) and other benchmark interest rates amending IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.

The amendments complement the changes issued during 2019 and focus on the effects on the financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate. The amendments in phase two refer to changes that affect the contractual cash flows. A company does not need to write off / adjust the book value of financial instruments for changes, but rather update the effective interest rate to reflect the change to an alternative benchmark. In the case of hedge accounting, a company does not need to discontinue hedge accounting because it makes the changes required by the reform if the hedge meets other hedge accounting criteria. Regarding disclosures, the company must disclose information about the new risks arising from the reform and how it manages the transition to the alternative benchmark rates.

The amendments are effective for annual reporting periods beginning on or after January 1, 2021. Early adoption of modifications is also allowed.

Banco de Chile has been working on the transition of reference rates, implementing an action plan that includes, among other aspects, identifying the main exposures and risks related to the LIBOR transition, developing products linked to the new reference rate, reviewing of current contracts and renegotiation with some of our clients, which will allow us to face the challenges imposed by the changes in the reference rates.

New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by IASB that are not yet effective as of March 31, 2021, are detailed below:

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Accounting standards issued by IASB.

IAS 28 — Investments in Associates and Joint Venture, and IFRS 10 — Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses should be recognized against loss of control of a business. Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Interim Consolidated Financial Statements as a result of the application of this amendment.

Limited Scope Amendments and Annual Improvements 2018-2020.

In May 2020, the IASB published a package of amendments of limited scope, as well as the 2018-2020 Annual Improvements, whose changes clarify the wording or correct minor consequences, omissions or conflicts between the requirements of the Standards.

Among other modifications, it contains amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets which specify the costs that an entity should include when evaluating whether a contract will cause losses, these costs include those that are directly related to the contract and may be costs incremental performance of that contract (for example, direct labor and materials), or an allocation of other costs that are directly related to the performance of contracts (for example, the allocation of the depreciation charge for an item of property, plant and equipment used to fulfill the contract).

These amendments will be effective as of January 1, 2022 and it is estimated that Banco de Chile and its subsidiaries will not have significant impacts on the Interim Consolidated Financial Statements as a result of the application of these amendments.

IAS 1 Presentation of Financial Statements and IFRS Practice Statement No. 2. Accounting Policy Disclosures.

In February 2021, the IASB published amendments to IAS 1 to require companies to disclose material information on accounting policies, the foregoing in order to improve the disclosures of their accounting policies and provide useful information to investors and other users of financial statements.

To help entities apply the amendments to IAS 1, the Board also amended IFRS Practice Statement No. 2 to illustrate how an entity can judge whether accounting policy information is material to its financial statements.

The amendments to IAS 1 will be effective for financial statement presentation periods beginning on or after January 1, 2023. Early application is permitted. If an entity applies those amendments to prior periods, it must disclose that fact.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

The application of this amendment will not generate material impacts on the disclosure of accounting policies in the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimate.

In February 2021, the IASB incorporated changes to the definition of accounting estimates contained in IAS 8, the amendments to IAS are intended to help entities distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 8 will be effective for financial statement presentation periods beginning on or after January 1, 2023. Early application is permitted.

The application of this amendment will not have an impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IFRS 16 Leases. Extends the one-year term of Covid-19-related lease concessions.

In March 2021, the IASB published modifications to IFRS 16 that allow the accounting of concessions or rental facilities due to the effect of the pandemic declared by Covid-19 to be extended until June 30, 2022. The original amendment to IFRS 16 was issued in May 2020 and applied to lease contract facilities that reduce only lease payments due until June 30, 2021.

The implementation of this amendment will have no material impact on Banco de Chile and its subsidiaries.

Accounting standards issued by the CMF.

Circular No. 2,243. Amends Compendium of Accounting Standards for Banks.

On December 20, 2019, the CMF published Circular No. 2,243, which updates the instructions of the Accounting Standards Compendium (CNC) for Banks.

The changes seek greater convergence with IFRS, as well as an improvement in the quality of financial information, to contribute to the financial stability and transparency of the banking system.

The main changes introduced to the CNC correspond to:

1)	Incorporation of IFRS 9 with the exception of the Chapter 5.5 on impairment of loans classified as “financial assets at amortized cost”. This exception is mainly due to prudential criteria set by the CMF. These criteria have given rise, over time, to the establishment of standard models that the banking institutions must apply to determine the impairment of the loan portfolio (Chapter B-1 of the CNC, for provisions).

2)	Changes in the presentation formats of the Statement of Financial Position and Income Statement, when adopting IFRS 9 in replacement of IAS 39.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

3)	Incorporation of new presentation formats for the Statement of Other Comprehensive Income and the Statement of Changes in Equity and guidelines on financing and investment activities for the Statement of Cash Flows.

4)	Incorporation of a financial report “Management Comments” (according to the IASB Practice Document No. 1), which will complement the information provided by the interim and annual financial statements.

5)	Modifications of some notes of the financial statements, among which are: Financial assets at amortized cost and Risk management, in order to better comply with the disclosure criteria contained in the IFRS 7. In addition, disclosures about related parties are aligned according to IAS 24.

6)	Changes in the accounting plan of Chapter C-3 of the CNC, both in the accounts coding as well as in their description. The foregoing corresponds to the detailed information of the formats for the Statement of Financial Position, the Income Statement and the Statement of Other Comprehensive Income.

7)	Modification of the criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis, for any credit with a default equal to or greater than 90 days (Chapter B-2 of the CNC). Currently, the suspension of the recognition of interests and UF indexation occurs after 180 days.

8)	Adaptation of the limitations and precisions to the use of IFRS contained in Chapter A-2 of the CNC.

In accordance with that established under the Circular No. 2,249 dated April 20, 2020, the new standard will be applicable from January 1, 2022, with a transition date of January 1, 2021, for purposes of the comparative Financial Statements that must be published from March 2022.

Nevertheless, the change in criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis as provided in Chapter B-2, shall be adopted no later than January 1, 2022.

The Bank and its subsidiaries have structured an implementation project and have established various Committees to ensure its implementation. All this in order to comply with the new standards required for the preparation and presentation of the Financial Statements. The application of the rule of suspension of the recognition of interest and UF indexation on an accrual basis after 90 days of default will not have a significant impact on the Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Standards related to the implementation of Basel III.

During 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, in accordance with the established on Law No. 21,130 that modernizes banking legislation. The new Law adopts the international standards in banking regulation and supervision.

On March 30, 2020, the CMF reported that, in coordination with the Central Bank of Chile, it resolved to postpone the implementation of the Basel III requirements for one year and maintain the general regulatory framework in force for banking capital requirements until December 2021.

On December 1, 2020, the CMF finalized the process of issuing the necessary regulations for the implementation of the new capital framework. The culmination of this regulatory process, which began with the first standard in public consultation in August 2019, represents a relevant step in strengthening the solvency and stability of the financial system. The new capital framework will allow for a more solid and robust banking system, a fundamental condition to face the impacts of the economic downturn with better tools.

The new standards, in addition to increasing the capitalization levels of Chilean banks; facilitate access to new and better sources of financing; harmonize the requirements between subsidiaries of foreign banks and local banks; and they contribute to the internationalization process of Chilean banking.

The new regulatory body issued by the CMF for the full implementation of the new capital requirements corresponds to the following:

-	Equity for legal and regulatory purposes.
-	Additional Capital Instruments Level 1 for the constitution of effective equity: preferred shares and bonds without fixed maturity term of article 55 bis of the General Banking Act.
-	Level 2 capital instruments for the constitution of effective equity: subordinated bonds of article 55 of the General Banking Act.
-	Determination of weighted assets by credit risk.
-	Determination of weighted assets by market risk.
-	Standardized methodology for calculating weighted assets by operational risk.
-	Factors and methodology for banks or group of banks rated as systemically important and requirements that may be imposed as a result of this rating.
-	Additional Basic Capital, Articles 66 Bis and 66 Ter of the General Banking Act.
-	Evaluation of the Sufficiency of the banks’ Cash Equity.
-	Market discipline and transparency.
-	Relation between basic capital and total assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular 2,270. Updates Chapter 1-13 “Classification of management and solvency” and introduces to the RAN a new Chapter 21-13 “Evaluation of the adequacy of effective equity of banks”.

On September 11, 2020, the CMF issued the standard that sets the general criteria and guidelines for the determination of additional equity requirements as a result of the supervision process, called Pillar 2. The new Chapter 21-13, which distinguishes 2 processes (1) The capital self-assessment process, in which the banks themselves will determine their internal objective of effective equity, necessary to cover their risks in a horizon of at least three years and (2) The CMF’s assessment of the adequacy of banks’ effective equity to support their risk profile, as determined in the annual supervisory review process. This regulation will be effective immediately. The effective equity self-assessment report to be submitted by banks during this year will be based only on credit risk, and the one for 2022 will incorporate market and operational risks. Both reports will have a simplified format. As of 2023, the report with all its sections will be required, considering all the material risks of the institution, including those for which there is no measurement standard.

Circular No. 2,272, incorporates Chapter 21-12 “Additional basic capital, articles 66 bis and 66 ter of the general banking law” into the RAN.

On September 25, 2020, the CMF published the regulations that define the operating procedures for the calculation, implementation and supervision of additional capital charges, known as capital buffers (Conservation Buffer and a Countercyclical Buffer). Both buffers must be constituted with Common Equity Tier 1 (“CET1”), and its fulfillment will be a requirement to qualify with note A of solvency.

The Conservation Buffer is a fixed charge equal to 2.5% of the APR net of required provisions. The Cyclical Buffer is a variable charge that ranges between 0% and 2.5% of the RWA net of required provisions.

As of December 1, 2021, the requirement of the Conservation Buffer will be 0.625%, increasing by the same percentage each year, until reaching the regime on December 1, 2024. The same transitory requirement will apply to the maximum value of the Countercyclical Buffer that can be defined by the Chile Central Bank.

Circular No. 2,273. Incorporates Chapter 21-30 “Relationship between basic capital and total assets” in the RAN.

On October 5, 2020, the CMF issued the rule that regulates the calculation of the relationship between basic capital and total assets (leverage ratio). The standard introduces improvements both in the measurement of basic capital (numerator) and of the bank’s total assets (denominator). The lower limit of 3% for the leverage ratio was introduced in Chilean banking regulation in the 1997 LGB reform (Article 66). The regulation is effective as of December 1, 2020, without prejudice to the transitory measures for the calculation of regulatory capital, contemplated in Title V of Chapter 21-1 “Equity for legal and regulatory purposes” of the RAN. The first discount must be made on December 1, 2022, corresponding to 15% of the discounts. This amount will increase to 30% on December 1, 2023 and 65% on December 1, 2024, until full implementation is reached as of December 1, 2025.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,274. Incorporates Chapter 21-1 “Equity for legal and regulatory purposes” into the RAN, replacing Chapter 12-1 “Equity for legal and regulatory purposes”.

On October 8, 2020, the CMF established the guidelines for calculating equity for legal and regulatory purposes, debugging items of low quality or whose value is uncertain in a settlement scenario and sets prudential rules for concentration, in accordance with the current legal framework. The standard considers the definition of three levels of capital, for which the terminology used by the Basel Committee is used, that is: Common Equity Tier 1 (“CET1”), Additional Tier 1 Capital (“AT1”) and Equity Tier 2 capital (“T2”). The first adjustment must be made on December 1, 2022, corresponding to 15% of the discounts. This amount will increase to 30% on December 1, 2023 and 65% on December 1, 2024, until reaching full implementation as of December 1, 2025.

Circular No. 2,276. Incorporates to the RAN Chapter 21-11 “Factors and methodology for banks or group of banks rated as systemically important and requirements that may be imposed as a result of this rating”.

On November 2, 2020, the CMF, with the prior favorable agreement of the Central Bank of Chile, established the dispositions that have as a reference framework the evaluation methodology established by the Basel Committee on Banking Supervision and international practice, considered for the identification and treatment of systemically important banks at the local level. Also, in line with the methodology used to classify systemic banks at the global level and the factors established in the General Banking Act, the identification is based on an index or measure of systemic importance per bank, constructed from variables that reflect the local impact of its financial impairment or eventual insolvency. Depending on the value of this index, a range of additional capital requirements is established.

The requirements derived from the first application may be gradually established. The initial charge in December 2021 will be 0% and will increase by 25% each year until reaching the regime in December 2025.

Circular No. 2,279. Incorporates to the RAN Chapters 21-2 “Additional Capital Instruments Level 1 for the constitution of effective equity: preferred shares and bonds without fixed maturity term of article 55 bis of the General Banking Act” and 21-3 “Level 2 capital instruments for the constitution of effective equity: subordinated bonds of article 55 of the General Banking Act”.

On November 24, 2020, the CMF incorporated Chapter 21-2 into the RAN, which contains the minimum requirements and conditions that preference shares and bonds with no fixed maturity term must satisfy in article 55 bis of the General Banking Act and Chapter 21-3 of the RAN which contains the minimum requirements and conditions that subordinate bonds must satisfy in article 55 of the General Banking Act, this chapter repeals and replaces chapter 9-6 of the RAN.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

These regulations came into effect on December 1, 2020, the date on which banks must determine the level of capital AT1 and T2 that is applicable, in accordance with the provisions of the regulations.

During the first year of application, subordinated bonds and voluntary provisions may be computed as equivalent to AT1 instruments, with a limit of 1.5% of the RWA net of required provisions. From the second year on, the substitution limit will progressively decrease (by 0.5%) to reach 0% in 4 years.

Circular No. 2,280. Standardized methodology for calculating Operational risk weighted assets (“ORWA”). Incorporates to the RAN Chapter 21-8.

On December 1, 2020. The CMF published the definitive norm related to the standardized methodology for computing ORWAs, incorporating chapter 21-8 to the RAN. The dispositions of this new Chapter consider the methodology established by the Basel Committee on Banking Supervision as a reference framework.

For the computation of operational risk, a single standard method is established, in accordance with the recommendations of the aforementioned Committee, not allowing the use of proprietary methodologies referred to in the second paragraph of article 67 for this type of risk.

The regulations entered into force on December 1, 2020. Also, it was established that until December 1, 2021, assets weighted by operational risk are equal to 0.

Circular No. 2,281. Determination of Credit Risk Weighted Assets (“CRWA”). Incorporates to the RAN Chapter 21-6.

On December 1, 2020, the CMF published the definitive regulations related to the determination of CRWAs, incorporating chapter 21-6 to the RAN. As set out in the Article 67 of the General Banking Act, it is up to the CMF to establish standardized methodologies to cover the relevant risks of banking companies, among which is credit risk, with a prior favorable agreement from the Central Bank of Chile.

This new standard includes a transitory provision, which establishes that the computation of assets weighted by credit risk is carried out in accordance with the current dispositions of Title II of Chapter 12-1 of the RAN, until November 30, 2021; The new methodology must be applied as of December 1, 2021.

Circular No. 2,282. Incorporates to the RAN the new Chapter 21-7 on the determination of Market Risk Weighted Assets (“MRWA”).

On December 1, 2020, the CMF incorporated the new Chapter 21-7 on the determination of MRWA into the RAN.

For the application of the provisions of this new Chapter, which will be in force as of December 1, 2020, a transitional disposition is contemplated that considers a market risk weight equal to zero until December 1, 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,283. Promotion of market discipline and transparency through the disclosure of information requirements from banking entities (Pillar 3). Incorporates Chapter 21-20 into the RAN.

On December 1, 2020, the CMF published the definitive regulation related to the promotion of market discipline and transparency through the disclosure of information requirements from banking entities (Pillar 3) Incorporating Chapter 21-20 into the Updated Compilation of Standards (RAN).

This new chapter contains the dispositions to promote market discipline and financial transparency through the disclosure of meaningful and timely information from banking entities to market agents, based on the international standards proposed by the Basel Committee on Banking Supervision in 2017. The established conditions operate as a complement to the requirements of Pillar 1 and 2 in coherence with the local implementation of each of these standards, in addition to being consistent with the dispositions of the General Banking Act.

The information referred to in this new Chapter is effective as of December 1, 2022 and must be published for the first time in 2023 with information regarding the January-March quarter of said year.

4.	Changes in Accounting Policies and Disclosures:

During the period ended March 31, 2021, no significant accounting changes have occurred that affect the presentation of these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events:

a)	On January 28, 2021, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 25, 2021 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2020:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2019 and November 2020, amounting to Ch$95,989,016,547 which will be added to retained earnings from previous periods.

ii.	From the resulting balance, distribute in the form of a dividend 60% of the remaining liquid profit, corresponding to a dividend of Ch$2.18053623438 to each of the 101,017,081,114 shares of the Bank, retaining the remaining 40%.

Consequently, it proposed the distribution as a dividend of 47.6% of the profits for the year ended December 31, 2020.

b)	On February 4, 2021, the subsidiary Banchile Securitizadora S.A. in an Extraordinary Shareholders’ meeting agreed on the early dissolution of this subsidiary, as previously approved by the Financial Market Commission.

c)	On March 25, 2021, at the Bank’s Ordinary Shareholders’ Meeting, the shareholders proceeded to make the definitive appointment of Mr. Raúl Anaya Elizalde as Titular Director of Banco de Chile, a position that he will hold until the next renewal of the Board of Directors.

d)	In the context of the COVID-19 pandemic declared in March 2020 by the World Health Organization (“WHO”), this year, on March 13, 2021 the Chilean Government has decided to extend the State of Exception constitutional, thus allowing to maintain a series of sanitary measures, including mobility restrictions and quarantines in the national territory, as well as the beginning of a mass vaccination process carried out by the Ministry of Health, among other measures, with the purpose of to mitigate and control the spread of contagions. As of the date of issuance of these financial statements, the situation derived from the COVID-19 pandemic still affects a large part of the population of the country and the national territory.

The Government and the Central Bank of Chile have maintained countercyclical measures, which have contributed to a gradual recovery in activity. On the fiscal front, the implemented measures have mobilized resources for more than 11% of GDP, including direct transfers and capitalizations to unemployment insurance and Fogape (Fogape COVID-19), among others. On February 3, 2021, Law No. 21,307 was published in the official newspaper, which modifies the Guarantee Fund for Small and Medium-sized Entrepreneurs (Fogape) in order to promote the reactivation and recovery of the economy, which modifies the Decree Law No. 3,472, of 1980, of the Ministry of Finance, which creates the Guarantee Fund for Small Entrepreneurs (Reactive Fogape).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

For its part, the Central Bank has lowered the Monetary Policy Rate to a minimum of 0.5% and has maintained a series of unconventional measures, among which the establishment of the Loan Increase Conditional Credit Facility program (FCIC by its Spanish initials) a special financial line for banking companies complemented with the activation of a “Liquidity Credit Line” (LCL) and purchases of bonds in the financial market, among others. As of March 31, 2021, the Bank has made use of these financing facilities for an amount of Ch$3,110,774 million. To access the FCIC, the Bank has established guarantees in favor of the Central Bank of Chile for a total amount of approximately Ch$2,290,381 million, corresponding to commercial placements of the individual portfolio of high credit quality for Ch$2,041,328 million, and securities of fixed income for an approximate amount of Ch$249,053 million. In the case of the LCL, the guarantee provided corresponds to the reserve held by the Bank.

Additionally, the National Congress approved two reforms to the constitution that allowed withdrawals of up to 10% of the resources available in the individual capitalization accounts, which allowed an aggregate withdrawal equivalent to Ch$24,500,000 million, a situation that has brought pressure on prices of goods and financial assets. As of the date of issuance of these financial statements, a third withdrawal has been approved.

Within this context, our Bank adopted several measures, along with executing contingency plans, in order to: (i) safeguard the health of clients and employees, including the temporary suspension of operation of some branches, (ii) ensure the operational continuity of services and mitigate potential operational risks, and (iii) strengthen service remote channels and the implementation of remote working for a large group of employees.

Although as of the date of issuance of these Interim Consolidated Financial Statements, the impact of the pandemic on our operating results is difficult to quantify, it is possible to anticipate certain factors such as: (i) uncertainty in certain economic sectors, (ii) low interest rates for a long period of time, (iii) low level of internal demand, (iv) high levels of unemployment, (v) total or partial quarantines affecting commercial activities, and (vi) mobility restrictions that will have an adverse effect on our operating revenues, loan loss provisions and operating expenses. Although these effects have been significant and will persist even over time, its magnitude will depend on the duration and depth of the effects of the pandemic, as well as the impact on structural variables, including the trend growth of the economy.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

Entity

-	Banchile Administradora General de Fondos S.A.
-	Banchile Asesoría Financiera S.A.
-	Banchile Corredores de Seguros Ltda.
-	Banchile Corredores de Bolsa S.A.
-	Banchile Securitizadora S.A. (*)
-	Socofin S.A.

(*) Company in the process of early dissolution. See Note No. 5 b).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Provisions for credit risk are determined at the customer level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended March 31, 2021 and 2020 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended March 31, 2021 and 2020 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Total operating revenue	302,295	349,804	128,848	134,228	12,655	(1,848)	42,896	35,215	486,694	517,399	(4,269)	(4,306)	482,425	513,093
Net interest income	233,584	257,921	98,990	95,916	1,997	(3,597)	(68)	(1,574)	334,503	348,666	74	1,031	334,577	349,697
Net commissions income (loss)	61,232	78,759	14,740	12,913	(441)	(554)	35,788	37,686	111,319	128,804	(3,049)	(3,333)	108,270	125,471
Financial and exchange operations results	1,856	7,681	12,210	21,426	11,099	2,303	6,488	(1,889)	31,653	29,521	(31)	(987)	31,622	28,534
Other operating income	5,623	5,443	2,908	3,973	—	—	688	992	9,219	10,408	(1,263)	(1,017)	7,956	9,391
Provision for loan losses	(37,082)	(95,334)	(17,403)	(30,158)	—	—	418	(68)	(54,067)	(125,560)	—	—	(54,067)	(125,560)
Total operating expenses	(156,648)	(154,488)	(43,018)	(46,275)	(981)	(792)	(28,096)	(23,044)	(228,743)	(224,599)	4,269	4,306	(224,474)	(220,293)
Personnel expenses	(72,604)	(71,773)	(22,250)	(20,380)	(607)	(470)	(18,239)	(14,422)	(113,700)	(107,045)	4	2	(113,696)	(107,043)
Administrative expenses	(64,063)	(64,523)	(14,946)	(15,354)	(82)	(68)	(8,547)	(7,047)	(87,638)	(86,992)	4,265	4,304	(83,373)	(82,688)
Depreciation and amortization	(15,256)	(15,204)	(1,939)	(1,740)	(7)	(5)	(1,417)	(1,520)	(18,619)	(18,469)	—	—	(18,619)	(18,469)
Other operating expenses	(4,725)	(2,988)	(3,883)	(8,801)	(285)	(249)	107	(55)	(8,786)	(12,093)	—	—	(8,786)	(12,093)
Income attributable to associates	(951)	1,794	270	83	14	14	10	4	(657)	1,895	—	—	(657)	1,895
Income before income taxes	107,614	101,776	68,697	57,878	11,688	(2,626)	15,228	12,107	203,227	169,135	—	—	203,227	169,135
Income taxes													(40,735)	(32,253)
Income after income taxes													162,492	136,882

The following table presents assets and liabilities of the periods ended March 31, 2021 and December 31, 2020 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	19,372,779	18,800,897	11,179,780	10,811,021	13,467,741	15,400,139	831,499	830,910	44,851,799	45,842,967	(257,233)	(128,730)	44,594,566	45,714,237
Current and deferred taxes													390,799	380,894
Total assets													44,985,365	46,095,131

Liabilities	14,172,509	13,647,952	9,622,020	9,980,003	16,940,417	18,208,458	687,339	660,869	41,422,285	42,497,282	(257,233)	(128,730)	41,165,052	42,368,552
Current and deferred taxes													189	311
Total liabilities													41,165,241	42,368,863

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

7.	Cash and Cash Equivalents:

(a)	The detail of the balances included under cash and cash equivalents and their reconciliation with the Statement of Cash Flows at the end of each period are detailed as follows:

	March	December
	2021	2020
	MCh$	MCh$

Cash and due from banks:
Cash (*)	1,027,973	615,842
Deposit in Chilean Central Bank (*)	239,888	641,890
Deposits in other domestic banks	99,786	14,506
Deposits abroad	835,955	1,287,978
Subtotal - Cash and due from banks	2,203,602	2,560,216

Net transactions in the course of collection	(325,761)	(719,692)
Highly liquid financial instruments (**)	1,905,902	4,212,719
Repurchase agreements (**)	30,097	34,872
Total cash and cash equivalents	3,813,840	6,088,115

(*)	Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**)	It corresponds to negotiation instruments and repurchases contracts that meet the definition of cash and cash equivalents.

(b)	Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	March	December
	2021	2020
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	70,852	123,267
Funds receivable	441,443	459,041
Subtotal - assets	512,295	582,308

Liabilities
Funds payable	(838,056)	(1,302,000)
Subtotal - liabilities	(838,056)	(1,302,000)
Net transactions in the course of settlement	(325,761)	(719,692)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

8.	Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	March	December
	2021	2020
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank of Chile bonds	1,160	3,186
Central Bank of Chile promissory notes	1,535,902	4,006,490
Other instruments issued by the Chilean Government and Central Bank	128,457	149,616

Other instruments issued in Chile
Bonds from other domestic companies	—	5,396
Bonds from domestic banks	13,266	5,494
Deposits in domestic banks	144,926	93,905
Other instruments issued in Chile	1,618	1,003

Instruments issued Abroad
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	1,295	164

Mutual fund investments
Funds managed by related companies	402,529	400,902
Funds managed by third-party	—	—
Total	2,229,153	4,666,156

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$217,614 million as of December 31, 2020. Repurchase agreements had a 4 days average expiration at the year 2020. As of March 31, 2021 there is no amount for this concept. Additionally, under this line are maintained instruments to comply with the requirements for the constitution of the technical reserve for an amount equivalent to Ch$1,213,195 million as of March 31, 2021 (Ch$2,986,000 million in December 2020).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$98,256 million as of March 31, 2021 (Ch$52,809 million as of December 31, 2020). The repurchase agreements have an average expiration of 6 days as of period-end 2021 (9 days in December 2020).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$4,650 million as of March 31, 2021 (Ch$5,156 million as of December 31, 2020), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements:

(a)	Rights arising from resale repurchase agreements: The Bank provides financing to its customers through repurchase agreements and securities lending, in which the financial instrument serves as collateral. As of March 31, 2021 and December 31, 2020, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months	Over 3 months and up to 12 months			Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—		—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	—	10,006	—	—	—	—	—	—	—	—	—	—	—	10,006
Subtotal	—	10,006	—	—	—	—	—	—	—	—	—	—	—	10,006
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	25,921	29,089	18,380	20,591	18,122	16,721	—	—	—	—	—	—	62,423	66,401
Subtotal	25,921	29,089	18,380	20,591	18,122	16,721	—	—	—	—	—	—	62,423	66,401
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	25,921	39,095	18,380	20,591	18,122	16,721	—	—	—	—	—	—	62,423	76,407

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of March 31, 2021, the fair value of the instruments received amounts to Ch$67,387 million (Ch$82,585 million as of December, 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements, continued:

(b)	Obligations arising from repurchase agreements: The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of March 31, 2021 and December 31, 2020, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	183,083	—	—	—	—	—	—	—	—	—	—	—	183,083
Other instruments issued by the Chilean Government and Central Bank of Chile	3,305	47,763	—	—	—	—	—	—	—	—	—	—	3,305	47,763
Subtotal	3,305	230,846	—	—	—	—	—	—	—	—	—	—	3,305	230,846
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	98,367	57,648	43	43	40	—	—	—	—	—	—	—	98,450	57,691
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	2,418	380	—	—	3	—	—	—	—	—	—	—	2,421	380
Subtotal	100,785	58,028	43	43	43	—	—	—	—	—	—	—	100,871	58,071
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreing	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	104,090	288,874	43	43	43	—	—	—	—	—	—	—	104,176	288,917

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of March 31, 2021 amounts to Ch$101,829 million (Ch$288,523 million in December 2020). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges:

(a)	As of March 31, 2021 and December 31, 2020, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
As of March 31, 2021	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	5,088	—	—	5,088	—	1,685
Interest rate swap	—	—	—	—	—	11,109	11,109	—	1,481
Total derivatives held for hedging purposes	—	—	—	5,088	—	11,109	16,197	—	3,166

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	166,164	173,844	216,197	674,839	1,231,044	34,386	82,126
Total derivatives held as cash flow hedges	—	—	166,164	173,844	216,197	674,839	1,231,044	34,386	82,126

Trading derivatives
Currency forward	8,657,497	4,411,830	7,418,502	1,100,294	65,268	26,603	21,679,994	305,212	327,420
Interest rate swap	1,455,772	3,007,717	9,620,932	12,642,453	7,171,995	10,591,785	44,490,654	828,736	818,825
Interest rate swap and cross currency swap	219,139	1,089,071	3,203,557	6,204,270	3,522,460	4,813,560	19,052,057	780,749	886,527
Call currency options	12,107	23,032	24,574	745	—	—	60,458	650	257
Put currency options	12,963	15,450	23,960	—	—	—	52,373	588	1,241
Total trading derivatives	10,357,478	8,547,100	20,291,525	19,947,762	10,759,723	15,431,948	85,335,536	1,915,935	2,034,270

Total	10,357,478	8,547,100	20,457,689	20,126,694	10,975,920	16,117,896	86,582,777	1,950,321	2,119,562

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(a)	Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
As of December 31, 2020	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	5,031	—	—	5,031	—	1,646
Interest rate swap	—	—	—	—	—	29,508	29,508	—	4,873
Total derivatives held for hedging purposes	—	—	—	5,031	—	29,508	34,539	—	6,519

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	164,330	171,925	213,811	667,391	1,217,457	51,062	65,172
Total derivatives held as cash flow hedges	—	—	164,330	171,925	213,811	667,391	1,217,457	51,062	65,172

Trading derivatives
Currency forward	7,320,775	5,754,021	7,753,967	823,355	60,193	26,340	21,738,651	551,964	637,186
Interest rate swap	1,516,969	2,797,327	10,330,399	12,705,904	6,658,095	10,180,750	44,189,444	1,167,416	1,189,828
Interest rate swap and cross currency swap	439,244	809,124	3,459,603	5,892,574	3,442,030	4,850,644	18,893,219	845,831	940,646
Call currency options	10,581	25,382	34,294	1,657	—	—	71,914	269	306
Put currency options	9,605	20,470	26,893	427	—	—	57,395	1,462	2,099
Total trading derivatives	9,297,174	9,406,324	21,605,156	19,423,917	10,160,318	15,057,734	84,950,623	2,566,942	2,770,065

Total	9,297,174	9,406,324	21,769,486	19,600,873	10,374,129	15,754,633	86,202,619	2,618,004	2,841,756

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments or loans. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of March 31, 2021 and December 31, 2020:

	March	December
	2021	2020
	MCh$	MCh$
Hedge element
Commercial loans	5,088	5,031
Corporate bonds	11,109	29,508

Hedge instrument
Cross currency swap	5,088	5,031
Interest rate swap	11,109	29,508

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros and Norwegian kroner. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	(764)	—	—	—	(659)	(1,473)	(2,846)	(2,946)	(42,546)	(44,037)	(50,114)	(51,871)	(96,929)	(100,327)
Corporate Bond HKD	(2,091)	—	—	—	(11,356)	(13,352)	(91,635)	(90,988)	(78,926)	(78,369)	(271,815)	(269,894)	(455,823)	(452,603)
Corporate Bond PEN	—	—	—	(775)	(1,509)	(775)	(3,018)	(3,098)	(2,264)	(3,098)	(40,410)	(41,484)	(47,201)	(49,230)
Corporate Bond CHF	—	—	—	—	(784)	(829)	(89,260)	(94,332)	(114,667)	(121,182)	—	—	(204,711)	(216,343)
Corporate Bond USD	(765)	—	—	—	(765)	(1,515)	(3,060)	(3,030)	(3,060)	(3,030)	(40,540)	(40,140)	(48,190)	(47,715)
Obligation USD	(202)	(202)	(77)	(76)	(158,746)	(157,455)	—	—	—	—	—	—	(159,025)	(157,733)
Corporate Bond JPY	—	—	(998)	—	(998)	(2,115)	(35,953)	(38,110)	(3,276)	(3,472)	(180,523)	(191,351)	(221,748)	(235,048)
Corporate Bond AUD	—	—	—	(970)	(4,906)	(3,928)	(9,369)	(9,796)	(9,285)	(9,799)	(207,313)	(206,991)	(230,873)	(231,484)
Corporate Bond NOK	—	—	—	—	(2,305)	(2,275)	(4,611)	(4,550)	(4,611)	(4,550)	(72,450)	(71,491)	(83,977)	(82,866)

Hedge instrument
Inflows:
Cross Currency Swap EUR	764	—	—	—	659	1,473	2,846	2,946	42,546	44,037	50,114	51,871	96,929	100,327
Cross Currency Swap HKD	2,091	—	—	—	11,356	13,352	91,635	90,988	78,926	78,369	271,815	269,894	455,823	452,603
Cross Currency Swap PEN	—	—	—	775	1,509	775	3,018	3,098	2,264	3,098	40,410	41,484	47,201	49,230
Cross Currency Swap CHF	—	—	—	—	784	829	89,260	94,332	114,667	121,182	—	—	204,711	216,343
Cross Currency Swap USD	765	—	—	—	765	1,515	3,060	3,030	3,060	3,030	40,540	40,140	48,190	47,715
Cross Currency Swap USD	202	202	77	76	158,746	157,455	—	—	—	—	—	—	159,025	157,733
Cross Currency Swap JPY	—	—	998	—	998	2,115	35,953	38,110	3,276	3,472	180,523	191,351	221,748	235,048
Cross Currency Swap AUD	—	—	—	970	4,906	3,928	9,369	9,796	9,285	9,799	207,313	206,991	230,873	231,484
Cross Currency Swap NOK	—	—	—	—	2,305	2,275	4,611	4,550	4,611	4,550	72,450	71,491	83,977	82,866

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	3,127	160	4,888	280	180,624	186,116	216,059	213,673	248,990	246,244	749,486	741,654	1,403,174	1,388,127

Hedge instrument
Outflows:
Cross Currency Swap HKD	(1,852)	(160)	—	—	(7,445)	(9,035)	(73,539)	(72,728)	(76,922)	(76,073)	(208,656)	(206,514)	(368,414)	(364,510)
Cross Currency Swap PEN	—	—	—	(48)	(98)	(49)	(196)	(194)	(196)	(194)	(32,273)	(31,965)	(32,763)	(32,450)
Cross Currency Swap JPY	—	—	(2,107)	—	(2,135)	(4,195)	(40,979)	(40,526)	(6,670)	(6,596)	(204,105)	(201,852)	(255,996)	(253,169)
Cross Currency Swap USD	(894)	—	230	—	(166,820)	(165,634)	(1,326)	(1,311)	(1,331)	(1,317)	(38,004)	(37,584)	(208,145)	(205,846)
Cross Currency Swap CHF	—	—	(1,981)	—	(1,992)	(3,929)	(92,948)	(91,923)	(115,686)	(114,409)	—	—	(212,607)	(210,261)
Cross Currency Swap EUR	(381)	—	(580)	—	(973)	(1,912)	(3,848)	(3,805)	(44,960)	(44,464)	(45,946)	(45,439)	(96,688)	(95,620)
Cross Currency Swap AUD	—	—	(137)	(232)	(843)	(738)	(1,962)	(1,939)	(1,962)	(1,942)	(154,179)	(152,709)	(159,083)	(157,560)
Cross Currency Swap NOK	—	—	(313)	—	(318)	(624)	(1,261)	(1,247)	(1,263)	(1,249)	(66,323)	(65,591)	(69,478)	(68,711)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the period 2021 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$1,539 million (credit to equity of Ch$1,935 million in March 31, 2020). The net effect of taxes credit to equity amounts to Ch$1,124 million (net credit to equity of Ch$1,414 million equity during the period March 2020).

The accumulated balance for this concept as of March 31, 2021 corresponds to a charge in equity amounted to Ch$69,143 million (charge to equity of Ch$70,682 million as of December 2020).

(c.4)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$33,472 million during the period 2021 (credit to results for Ch$135,650 million during the period March 2020).

(c.5)	As of March 31, 2021 and 2020, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of March 31, 2021 and 2020, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

11.	Loans and Advances to Banks, net:

(a)	At the end of each reporting period, the balances presented in the item “Loans and advances to Banks” are as follows:

	March	December
	2021	2020
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	160,000	260,002
Provisions for loans to domestic banks	(58)	(140)
Subtotal	159,942	259,862
Foreign Banks
Interbank loans commercial	137,473	185,858
Credits with third countries	—	167
Chilean exports trade loans	147,602	113,596
Provisions for loans to foreign banks	(425)	(525)
Subtotal	284,650	299,096
Central Bank of Chile
Central Bank deposits	4,110,000	2,380,033
Other Central Bank credits	—	—
Subtotal	4,110,000	2,380,033
Total	4,554,592	2,938,991

(b)	The changes in provisions of the credits owed by the banks, during the periods 2021 and 2020, are summarized as follows:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2020	54	704	758
Provisions established	4	107	111
Provisions released	—	—	—
Balance as of March 31, 2020	58	811	869
Provisions established	82	—	82
Provisions released	—	(286)	(286)
Balance as of December 31, 2020	140	525	665
Provisions established	—	—	—
Provisions released	(82)	(100)	(182)
Balance as of March 31, 2021	58	425	483

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net:

(a.i)	Loans to Customers:

As of March 31, 2020 and December 31, 2020, the portfolio of loans is composed as follows:

	As of March 31, 2021
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	14,225,190	129,541	410,437	14,765,168	(195,093)	(140,134)	(335,227)	14,429,941
Foreign trade loans	1,053,262	8,365	17,099	1,078,726	(36,875)	(2,217)	(39,092)	1,039,634
Current account debtors	199,259	3,493	4,282	207,034	(4,170)	(6,825)	(10,995)	196,039
Factoring transactions	389,712	3,814	439	393,965	(8,131)	(726)	(8,857)	385,108
Student loans	54,936	—	2,414	57,350	—	(4,238)	(4,238)	53,112
Commercial lease transactions (1)	1,526,032	44,510	28,552	1,599,094	(7,392)	(5,489)	(12,881)	1,586,213
Other loans and accounts receivable	75,837	440	15,604	91,881	(7,089)	(5,426)	(12,515)	79,366
Subtotal	17,524,228	190,163	478,827	18,193,218	(258,750)	(165,055)	(423,805)	17,769,413
Mortgage loans
Letters of credit	7,942	—	540	8,482	—	(37)	(37)	8,445
Endorsable mortgage loans	21,489	—	1,082	22,571	—	(77)	(77)	22,494
Other residential lending	9,153,857	—	290,480	9,444,337	—	(31,480)	(31,480)	9,412,857
Credit from ANAP	2	—	—	2	—	—	—	2
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	146,112	—	8,651	154,763	—	(1,197)	(1,197)	153,566
Subtotal	9,329,402	—	300,753	9,630,155	—	(32,791)	(32,791)	9,597,364
Consumer loans
Consumer loans in installments	2,468,794	—	255,290	2,724,084	—	(213,910)	(213,910)	2,510,174
Current account debtors	154,196	—	4,342	158,538	—	(9,730)	(9,730)	148,808
Credit card debtors	1,039,111	—	21,407	1,060,518	—	(38,774)	(38,774)	1,021,744
Consumer lease transactions (1)	291	—	—	291	—	(3)	(3)	288
Other loans and accounts receivable	10	—	594	604	—	(396)	(396)	208
Subtotal	3,662,402	—	281,633	3,944,035	—	(262,813)	(262,813)	3,681,222
Total	30,516,032	190,163	1,061,213	31,767,408	(258,750)	(460,659)	(719,409)	31,047,999

(1)	In this item, the Bank finances its clients the acquisition of real estate and chattels through financial lease agreements. As of March 31, 2021 Ch$803,822 million correspond to finance leases on real estate and Ch$795,563 million correspond to finance leases on chattels.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers net, continued:

(a.i)	Loans to Customers, continued:

	As of December 31, 2020
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	13,818,088	136,072	438,535	14,392,695	(197,777)	(139,718)	(337,495)	14,055,200
Foreign trade loans	941,825	7,347	17,791	966,963	(33,441)	(2,374)	(35,815)	931,148
Current account debtors	111,888	3,617	4,973	120,478	(2,789)	(6,762)	(9,551)	110,927
Factoring transactions	369,656	3,617	601	373,874	(8,512)	(837)	(9,349)	364,525
Student loans	55,058	—	2,449	57,507	—	(4,201)	(4,201)	53,306
Commercial lease transactions (1)	1,513,776	44,968	33,348	1,592,092	(7,504)	(6,169)	(13,673)	1,578,419
Other loans and accounts receivable	72,769	455	16,206	89,430	(6,892)	(6,319)	(13,211)	76,219
Subtotal	16,883,060	196,076	513,903	17,593,039	(256,915)	(166,380)	(423,295)	17,169,744
Mortgage loans
Letters of credit	8,646	—	692	9,338	—	(44)	(44)	9,294
Endorsable mortgage loans	22,885	—	1,220	24,105	—	(81)	(81)	24,024
Other residential lending	8,894,326	—	305,815	9,200,141	—	(32,427)	(32,427)	9,167,714
Credit from ANAP	2	—	—	2	—	—	—	2
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	146,174	—	8,894	155,068	—	(1,212)	(1,212)	153,856
Subtotal	9,072,033	—	316,621	9,388,654	—	(33,764)	(33,764)	9,354,890
Consumer loans
Consumer loans in installments	2,418,658	—	299,469	2,718,127	—	(236,408)	(236,408)	2,481,719
Current account debtors	153,855	—	4,869	158,724	—	(10,186)	(10,186)	148,538
Credit card debtors	1,052,342	—	25,103	1,077,445	—	(42,789)	(42,789)	1,034,656
Consumer lease transactions (1)	302	—	—	302	—	(3)	(3)	299
Other loans and accounts receivable	10	—	667	677	—	(465)	(465)	212
Subtotal	3,625,167	—	330,108	3,955,275	—	(289,851)	(289,851)	3,665,424
Total	29,580,260	196,076	1,160,632	30,936,968	(256,915)	(489,995)	(746,910)	30,190,058

(1)	In this item, the Bank finances its clients the acquisition of real estate and chattels through financial lease agreements. As of December 31, 2020 Ch$802,828 million correspond to finance leases on real estate and Ch$789,566 million correspond to finance leases on chattels.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net, continued:

(a.ii)	Impaired Portfolio:

As of March 31, 2021 and December 31, 2020, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	17,675,434	17,039,307	517,784	553,732	18,193,218	17,593,039	(258,750)	(256,915)	(165,055)	(166,380)	(423,805)	(423,295)	17,769,413	17,169,744
Mortgage loans	9,329,402	9,072,033	300,753	316,621	9,630,155	9,388,654	—	—	(32,791)	(33,764)	(32,791)	(33,764)	9,597,364	9,354,890
Consumer loans	3,662,402	3,625,167	281,633	330,108	3,944,035	3,955,275	—	—	(262,813)	(289,851)	(262,813)	(289,851)	3,681,222	3,665,424
Total	30,667,238	29,736,507	1,100,170	1,200,461	31,767,408	30,936,968	(258,750)	(256,915)	(460,659)	(489,995)	(719,409)	(746,910)	31,047,999	30,190,058

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(b)	Credit risk provisions:

The changes in credits risk provisions, during the period 2021 and 2020, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2020	176,942	150,831	28,047	329,598	685,418
Charge-offs	(4,655)	(12,835)	(2,231)	(88,035)	(107,756)
Sales or transfers of credits	(41)	—	—	—	(41)
Allowances established	29,183	19,435	911	78,716	128,245
Allowances released	—	—	—	—	—
Balance as of March 31, 2020	201,429	157,431	26,727	320,279	705,866
Charge-offs	(6,174)	(40,482)	(6,647)	(155,501)	(208,804)
Sales or transfers of credits	(290)	—	—	—	(290)
Allowances established	61,950	49,431	13,684	125,073	250,138
Allowances released	—	—	—	—	—
Balance as of December 31, 2020	256,915	166,380	33,764	289,851	746,910
Charge-offs	(3,302)	(15,057)	(2,957)	(38,411)	(59,727)
Sales or transfers of credits	—	—	—	—	—
Allowances established	5,137	13,732	1,984	11,373	32,226
Allowances released	—	—	—	—	—
Balance as of March 31, 2021	258,750	165,055	32,791	262,813	719,409

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (see Note No. 24).

Other disclosures:

1.	As of December 31, 2020, the Bank and its subsidiaries have made sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 letter (e).

2.	As of December 31, 2020, the Bank and its subsidiaries derecognized 100% of its portfolio of loans sold and on which all or substantially all of the risks and benefits associated to these financial assets have been transferred (see Note No. 12 letter (e)).

3.	As of March 31, 2021 and December 31, 2020, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$2,041,328 million (Ch$2,021,688 million in December 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(c)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	March	December	March	December	March	December
	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	520,799	521,445	(51,455)	(52,438)	469,344	469,007
From 1 to 2 years	373,579	373,304	(37,671)	(37,958)	335,908	335,346
From 2 to 3 years	250,882	245,667	(24,801)	(25,084)	226,081	220,583
From 3 to 4 years	164,140	161,492	(17,147)	(17,433)	146,993	144,059
From 4 to 5 years	114,371	110,743	(12,517)	(12,841)	101,854	97,902
After 5 years	342,619	350,679	(27,297)	(28,994)	315,322	321,685
Total	1,766,390	1,763,330	(170,888)	(174,748)	1,595,502	1,588,582

(*)	The net balance receivable does not include past-due portfolio totaling Ch$3,883 million as of March 31, 2021 (Ch$3,812 million as of December 2020).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(d)	Purchase of loan portfolio:

During the period ended March 31, 2021 and the year ended 2020 no portfolio purchases were made.

(e)	Sale or transfer of loans from the loan portfolio:

During the year 2021 no sales or transfers of credit have been made.

During the period ended March 31, 2020 there have been operations of sale or transfer of the loan portfolio according to the following:

	As of March 31, 2020
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	30,200	(41)	30,200	41
Sale of written – off loans	—	—	—	—
Total	30,200	(41)	30,200	41

(*)	See Note No. 30.

(g)	Securitization of own assets:

During the period 2021 and the year 2020, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities:

As of March 31, 2021 and December 31, 2020, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	March 2021			December 2020
	Available- for-sale	Held-to- maturity	Total	Available-for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	106	—	106	109	—	109
Promissory notes issued by the Central Bank of Chile	—	—	—	—	—	—
Other instruments of the Chilean Government and the Central Bank of Chile	185,099	—	185,099	163,491	—	163,491

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	125,346	—	125,346	128,763	—	128,763
Bonds from domestic banks	5,638	—	5,638	15,887	—	15,887
Deposits from domestic banks	712,465	—	712,465	685,392	—	685,392
Bonds from other Chilean companies	23,453	—	23,453	34,539	—	34,539
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	12,411	—	12,411	32,342	—	32,342

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—

Total	1,064,518	—	1,064,518	1,060,523	—	1,060,523

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities, continued:

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$3,309 million in March 31, 2021 (Ch$13,268 million in December 2020). The repurchase agreements have an average maturity of 6 days in March 2021 (5 days in December 2020)

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$48,971 million as of March 31, 2021 (Ch$36,146 million as of December 31, 2020).

Under Instruments of Other National Institutions are classified instruments delivered as collateral as part of the Loan Increase Conditional Credit Facility program (FCIC by its Spanish initials) granted by the Central Bank of Chile for an approximate amount of Ch$249,053 as of March 31, 2021 (Ch$350,154 million as of December 31, 2020).

As of March 31, 2021, the portfolio of financial assets available-for-sale includes an accumulated unrealized gain of Ch$1,308 million (accumulated unrealized gain of Ch$801 million in December 2020), recorded as an equity valuation adjustment.

During the periods 2021 and 2020, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of March 31, 2021 and 2020 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each period are as fallow:

	March	March
	2021	2020
	MCh$	MCh$

Unrealized gains	3,486	(7,141)
Realized gains reclassified to income	(2,979)	(2,627)
Subtotal	507	(9,768)
Income tax on other comprehensive income	(137)	2,628
Net effect in equity	370	(7,140)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies:

(a)	Investments in other companies include investments of Ch$43,980 million as of March 31, 2021 (Ch$44,649 million as of December 31, 2020), as follows:

						Investment
		Ownership Interest		Equity		Assets		Income
		March	December	March	December	March	December	March	March
Company Associates	Shareholder	2021	2020	2021	2020	2021	2020	2021	2020
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transbank S.A. (*)	Banco de Chile	26.16	26.16	61,499	67,337	16,086	17,613	(1,528)	1,524
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	19,338	19,171	3,999	3,951	48	56
Redbanc S.A.	Banco de Chile	38.13	38.13	8,831	8,663	3,375	3,307	71	(25)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	8,576	8,182	2,933	2,787	146	38
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	29.63	29.63	9,639	8,626	2,889	2,556	334	228
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	5,707	5,526	1,613	1,564	49	29
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	12,204	12,248	1,505	1,510	(4)	1
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,465	6,436	989	980	9	10
Subtotal Associates				132,259	136,189	33,389	34,268	(875)	1,861

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	13,451	13,268	6,726	6,631	92	(94)
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,777	2,547	1,554	1,439	115	109
Subtotal Joint Ventures				16,228	15,815	8,280	8,070	207	15
Subtotal				148,487	152,004	41,669	42,338	(668)	1,876

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.	Banchile Corredores de Bolsa					1,646	1,646	—	—
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	11	19
Bolsa Electrónica de Chile S.A.	Banchile Corredores de Bolsa					257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					91	91	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	—	—
Subtotal						2,311	2,311	11	19
Total						43,980	44,649	(657)	1,895

(1)	Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*)	On April 22, 2021, the Extraordinary Shareholders’ Meeting of the company unanimously approved a capital increase through the issuance of payment shares for an amount of Ch$30,000 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies, continued:

(b)	The change of investments in companies registered under the equity method in the periods of 2021 and 2020, are as follows:

	March	March
	2021	2020
	MCh$	MCh$

Initial book value	42,338	48,442
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	(668)	1,876
Dividends received	—	—
Others	(1)	—
Total	41,669	50,318

(c)	During the period ended as of March 31, 2021 and 2020 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets:

(a)	As of March 31, 2021 and December 31, 2020 intangible assets are composed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	March	December	March	December	March	December	March	December	March	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	4	4	186,535	180,669	(124,004)	(119,968)	62,531	60,701
Total					186,535	180,669	(124,004)	(119,968)	62,531	60,701

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets, continued:

(b)	The change of intangible assets as of March 31, 2021 and December 31, 2020 are as follows:

	Software or computer programs
	March	December
	2021	2020
	MCh$	MCh$
Gross Balance
Balance as of January 1,	180,669	163,485
Acquisition	6,018	18,631
Disposals/ write-downs	(352)	(387)
Reclassification	200	(16)
Impairment (*)	—	(1,044)
Total	186,535	180,669

Accumulated Amortization
Balance as of January 1,	(119,968)	(105,178)
Amortization for the period (*)	(4,110)	(15,865)
Disposals/ write-downs	352	660
Reclassification	(278)	—
Impairment (*)	—	415
Total	(124,004)	(119,968)

Balance Net	62,531	60,701

(*)	See Note No. 35 Depreciation, amortization and impairment.

(c)	As of March 31, 2021 and December 31, 2020, the Bank maintains the following amounts with technological developments:

Detail	Commitment Amount
	March	December
	2021	2020
	MCh$	MCh$

Software and licenses	5,053	3,830

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities:

(a)	The properties and equipment as of March 31, 2021 and December 31, 2020 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	March	December	March	December	March	December	March	December	March	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	20	20	307,428	304,951	(144,705)	(142,543)	162,723	162,408
Equipment	5	5	4	4	231,055	222,624	(179,138)	(175,141)	51,917	47,483
Others	7	7	4	4	56,229	55,898	(48,283)	(47,861)	7,946	8,037
Total					594,712	583,473	(372,126)	(365,545)	222,586	217,928

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(b)	The changes in properties and equipment as of March 31, 2021 and December 31, 2020 are as follows:

	March 2021
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2021	304,951	222,624	55,898	583,473
Additions	2,485	8,679	714	11,878
Write-downs and sales of the period	(8)	(248)	(382)	(638)
Impairment (*)	—	—	(1)	(1)
Total	307,428	231,055	56,229	594,712

Accumulated Depreciation
Balance as of January 1, 2020	(142,543)	(175,141)	(47,861)	(365,545)
Depreciation charges of the period (*) (**)	(2,170)	(4,245)	(803)	(7,218)
Write-downs and sales of the period	8	248	381	637
Impairment (*)	—	—	—	—
Total	(144,705)	(179,138)	(48,283)	(372,126)

Balance as of March 31, 2021	162,723	51,917	7,946	222,586

	2020
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2020	301,619	207,605	55,519	564,743
Additions	6,303	20,658	1,510	28,471
Write-downs and sales of the year	(2,903)	(5,606)	(1,105)	(9,614)
Impairment (***)	(68)	(33)	(26)	(127)
Total	304,951	222,624	55,898	583,473

Accumulated Depreciation
Balance as of January 1, 2020	(136,394)	(162,560)	(45,527)	(344,481)
Depreciation charges of the year (**)	(8,844)	(17,273)	(3,371)	(29,488)
Write-downs and sales of the year	2,695	4,692	1,025	8,412
Impairment (***)	—	—	12	12
Total	(142,543)	(175,141)	(47,861)	(365,545)

Balance as of December 31, 2020	162,408	47,483	8,037	217,928

(*)	See Note No.35 Depreciation, Amortization and Impairment.

(**)	This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$89 million (Ch$357 million as of December 2020).

(***)	As of December 31, 2020 does not include charge-offs of Property and Equipment of Ch$916 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(c)	The composition of the rights over leased assets as of March 31, 2021 and December 31, 2020 is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	March	December	March	December	March	December
	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	126,922	123,215	(37,848)	(33,560)	89,074	89,655
Floor space for ATMs	42,157	40,445	(18,671)	(16,496)	23,486	23,949
Improvements to leased properties	26,889	26,579	(21,509)	(21,354)	5,380	5,225
Total	195,968	190,239	(78,028)	(71,410)	117,940	118,829

(d)	The changes of the rights over leased assets as of March 31, 2021 and December 31, 2020 is as follows:

	March 2021
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2021	123,215	40,445	26,579	190,239
Reclassification	25	—	—	25
Additions	4,021	2,071	382	6,474
Write-downs	(339)	(180)	(72)	(591)
Remeasurement	—	(179)	—	(179)
Total	126,922	42,157	26,889	195,968

Accumulated Depreciation
Balance as of January 1, 2021	(33,560)	(16,496)	(21,354)	(71,410)
Reclassification	(7)	—	—	(7)
Depreciation of the period (*)	(4,620)	(2,355)	(227)	(7,202)
Write-downs	339	180	72	591
Total	(37,848)	(18,671)	(21,509)	(78,028)

Balance as of March 31, 2021	89,074	23,486	5,380	117,940

(*)	See Note No.35 Depreciation, Amortization and Impairment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

	December 2020
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2020	130,853	41,960	27,254	200,067
Additions	7,907	1,319	847	10,073
Write-downs	(15,538)	(1,197)	(1,522)	(18,257)
Remeasurement	(7)	(1,637)	—	(1,644)
Total	123,215	40,445	26,579	190,239

Accumulated Depreciation
Balance as of January 1, 2020	(18,722)	(9,091)	(21,589)	(49,402)
Depreciation of the year (*)	(18,867)	(7,774)	(1,006)	(27,647)
Write-downs	4,029	369	1,241	5,639
Total	(33,560)	(16,496)	(21,354)	(71,410)

Balance as of December 31, 2020	89,655	23,949	5,225	118,829

(*)	Does not include provision for impairment of Ch$1 million.

(e)	The future maturities (including unearned interest) of the lease liabilities as of March 31, 2021 and December 31, 2020 are shown below:

	March 2021
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:

Buildings	1,759	3,493	15,387	29,071	21,764	30,905	102,379
ATMs	885	1,770	7,773	13,286	402	447	24,563
Total	2,644	5,263	23,160	42,357	22,166	31,352	126,942

	December 2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:

Buildings	1,646	3,371	14,501	28,663	20,869	30,865	99,915
ATMs	824	1,644	7,229	14,467	419	483	25,066
Total	2,470	5,015	21,730	43,130	21,288	31,348	124,981

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations for lease liabilities and the flows for the periods 2021 and 2020 are as follows:

Total cash flow for the period
MCh$
Lease liability
Balances as of January 1, 2020	146,013
Liabilities for new lease agreements	1,559
Interest expenses	739
Payments of capital and interests	(7,509)
Derecognized contracts	(817)
Others	1,449
Balances as of March 31, 2020	141,434
Liabilities for new lease agreements	4,209
Interest expenses	1,793
Payments of capital and interests	(21,196)
Remeasurement	(1,644)
Derecognized contracts	(11,520)
Others	1,941
Balances as of December 31, 2020	115,017
Liabilities for new lease agreements	4,838
Interest expenses	530
Payments of capital and interests	(7,401)
Remeasurement	(179)
Derecognized contracts	—
Others	1,254
Balances as of March 31, 2021	114,059

(f)	The future cash flows related to short-term lease agreements in effect as of March 31, 2021 correspond to Ch$5,243 million (Ch$6,814 as of December 31, 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current Taxes and Deferred Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of March 31, 2021 and December 31, 2020, according to the following detail:

	March	December
	2021	2020
	MCh$	MCh$

Income tax	35,572	153,084
Tax Previous year	(27,205)	—
Less:
Monthly prepaid taxes	(45,626)	(172,683)
Credit for training expenses	—	(1,900)
Others	316	(1,139)
Total	(36,943)	(22,638)

Tax rate	27%	27%

	March	December
	2021	2020
	MCh$	MCh$

Current tax assets	37,132	22,949
Current tax liabilities	(189)	(311)
Total tax receivable (payable), net	36,943	22,638

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and March 31, 2021 and 2020, are broken down as follows:

	March	December
	2021	2020
	MCh$	MCh$
Income tax expense:
Current year tax	35,157	25,056
Subtotal	35,157	25,056
Charge for deferred taxes:
Origin and reversal of temporary differences	4,079	7,197
Subtotal	4,079	7,197
Others	1,499	—
Net charge to income for income taxes	40,735	32,253

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of March 31, 2021 and 2020:

	March 2021		March 2020
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	54,871	27.00	45,666
Additions or deductions	0.28	570	0.03	52
Price-level restatement	(8.06)	(16,381)	(8.54)	(14,436)
Others	0.82	1,675	0.57	971
Effective rate and income tax expense	20.04	40,735	19.06	32,253

The effective rate for income tax for the period 2021 is 20.04% (19.06% in March 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Interim Consolidated Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts as of March 31, 2021 are detailed as follows:

	Balances as of December 31,	Effect on		Balances as of March 31,
	2020	Income	Equity	2021
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	268,482	3,402	—	271,884
Personnel provisions	16,233	(8,227)	—	8,006
Staff vacations provisions	9,164	41	—	9,205
Accrued interests adjustments from impaired loans	4,570	383	—	4,953
Staff severance indemnities provision	537	2,484	(62)	2,959
Provision of credit cards expenses	7,959	507	—	8,466
Provision of accrued expenses	14,083	(633)	—	13,450
Leasing	28,835	8,654	—	37,489
Incomes received in advance	16,088	(941)	—	15,147
Other adjustments	26,905	548	—	27,453
Total Debit Differences	392,856	6,218	(62)	399,012

Credit Differences:
Depreciation and price-level restatement of property and equipment	17,256	227	—	17,483
Adjustment for valuation of financial assets available-for-sale	223	—	137	360
Transitory assets	5,378	2,420	—	7,798
Loans accrued to effective rate	2,779	(126)	—	2,653
Prepaid expenses	2,234	6,273	—	8,507
Other adjustments	7,041	1,503	—	8,544
Total Credit Differences	34,911	10,297	137	45,345

Deferred, Net	357,945	(4,079)	(199)	353,667

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income accounts as of March 31, 2021 and December 31, 2020 are detailed as follows:

	Balance as of December 31,	Effect on		Balance as of March 30,	Effect on		Balance as of December 31,
	2019	Income	Equity	2020	Income	Equity	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	221,079	5,708	—	226,787	41,695	—	268,482
Personnel provisions	16,714	(7,157)	—	9,557	6,676	—	16,233
Staff vacations provisions	7,444	(88)	—	7,356	1,808	—	9,164
Accrued interest adjustments from impaired loans	3,674	338	—	4,012	558	—	4,570
Staff severance indemnities provision	607	(54)	(22)	531	(41)	47	537
Provisions of credit card expenses	8,221	1,053	—	9,274	(1,315)	—	7,959
Provisions of accrued expenses	10,564	(2,710)	—	7,854	6,229	—	14,083
Adjustment for valuation financial assets available-for-sale	—	—	1,589	1,589	—	(1,589)	—
Leasing	41,792	(3,521)	—	38,271	(9,436)	—	28,835
Incomes received in advance	32,170	(5,554)	—	26,616	(10,528)	—	16,088
Other adjustments	15,485	4,769	—	20,254	6,651	—	26,905
Total Assets, Net	357,750	(7,216)	1,567	352,101	42,297	(1,542)	392,856

Credit differences:
Depreciation of property and equipment and investment properties	15,524	55	—	15,579	1,677	—	17,256
Adjustment for valuation financial assets available-for-sale	1,039	—	(1,039)	—	—	223	223
Transitory assets	7,174	624	—	7,798	(2,420)	—	5,378
Loans accrued to effective rate	1,386	(448)	—	938	1,841	—	2,779
Prepaid expenses	3,334	(719)	—	2,615	(381)	—	2,234
Other adjustments	8,345	469	—	8,814	(1,773)	—	7,041
Total Liabilities, Net	36,802	(19)	(1,039)	35,744	(1,056)	223	34,911

Total Assets (Liabilities), Net	320,948	(7,197)	2,606	316,357	43,353	(1,765)	357,945

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets:

(a)	Item composition:

At the end of each period, the item is composed as follows:

	March	December
	2021	2020
	MCh$	MCh$

Assets held for leasing (*)	80,880	85,626

Assets received or awarded as payment (**)
Assets awarded at judicial sale	4,226	5,571
Assets received in lieu of payment	131	99
Provision for assets received in lieu of payment or awarded	(40)	(52)
Subtotal	4,317	5,618

Other Assets
Deposits by derivatives margin	166,216	232,732
Trading and brokerage (***)	102,951	84,993
Prepaid expenses	62,251	29,654
Other accounts and notes receivable	30,104	63,796
Commissions receivable	12,795	11,810
Investment properties	12,744	12,833
VAT receivable	11,029	10,777
Recoverable income taxes	8,142	8,691
Servipag available funds	7,498	11,385
Pending transactions	3,619	1,825
Rental guarantees	2,015	2,014
Accounts receivable for sale of assets received in lieu of payment	1,260	715
Assets recovered from leasing for sale	1,214	2,469
Materials and supplies	736	784
Others	14,855	13,745
Subtotal	437,429	488,223
Total	522,626	579,467

(*)	These correspond to property and equipment to be given under finance lease.

(**)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0026% % (0.0024% as of December 31, 2020) of the Bank’s effective equity.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets, continued:

(b)	The changes of the provision for assets received in lieu of payment during the periods 2021 and 2020 are as follows:

MCh$
Provision for assets received in lieu of payment

Balance as of January 1, 2020	188
Provisions used	(342)
Provisions established	283
Provisions released	—
Balance as of March 31, 2020	129
Provisions used	(746)
Provisions established	669
Provisions released	—
Balance as of December 31, 2020	52
Provisions used	(18)
Provisions established	6
Provisions released	—
Balance as of March 31, 2021	40

19.	Current Accounts and Other Demand Deposits:

At the end of each period, this item is composed as follows:

	March	December
	2021	2020
	MCh$	MCh$

Current accounts	12,659,901	12,477,719
Other demand deposits	1,703,971	1,431,904
Other deposits and sight accounts	1,318,500	1,257,606
Total	15,682,372	15,167,229

20.	Savings Accounts and Time Deposits:

At the end of each period, this item is composed as follows:

	March	December
	2021	2020
	MCh$	MCh$

Time deposits	7,795,413	8,442,536
Term savings accounts	371,786	342,550
Other term balances payable	107,727	114,455
Total	8,274,926	8,899,541

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

21.	Borrowings from Financial Institutions:

At the end of each period, borrowings from financial institutions are detailed as follows:

	March	December
	2021	2020
	MCh$	MCh$

Domestic banks
Banco do Brasil	5,850	7,100
Banco Scotiabank	706	1,257
Subtotal domestic banks	6,556	8,357

Foreign banks
Foreign trade financing
Wells Fargo Bank	122,454	85,734
The Bank of Nova Scotia	122,314	121,085
Citibank N.A. United State	54,054	114,525
Zürcher Kantonalbank	39,506	39,116
Bank of New York Mellon	35,985	21,389
Sumitomo Mitsui Banking	35,956	11,394
Bank of America	23,452	20,475
Standard Chartered Bank	12,045	715
Commerzbank AG	1,721	21,687
Others	—	40

Borrowings and other obligations
Wells Fargo Bank	108,034	106,965
Bank of America	1,613	—
Deutsche Bank Trust Company Americas	—	7,333
Citibank N.A. United Kingdom	—	233
Others	102	105
Subtotal foreign banks	557,236	550,796

Chilean Central Bank (*)	3,110,774	3,110,600
Total	3,674,566	3,669,753

(*)	Financing provided by the Central Bank to deliver liquidity to the economy and support the flow of credit to households and companies, among which are the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials) and the Liquidity Credit Line (LCL).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued:

At the end of each period, this item is composed as follows:

	March	December
	2021	2020
	MCh$	MCh$

Mortgage bonds	5,923	6,786
Bonds	8,064,632	7,700,402
Subordinated bonds	896,425	886,407
Total	8,966,980	8,593,595

During the period ended as of March 31, 2021, Banco de Chile issued bonds by an amount of Ch$415,543 million, which corresponds to Short-Term Bonds, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	72,240	0.23	20/01/2021	20/04/2021
Wells Fargo Bank	USD	36,736	0.38	09/02/2021	04/02/2022
Citibank N.A.	USD	36,736	0.28	09/02/2021	02/08/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	24/08/2021
Citibank N.A.	USD	71,400	0.23	25/02/2021	01/06/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	26/08/2021
Citibank N.A.	USD	36,295	0.34	04/03/2021	03/09/2021
Citibank N.A.	USD	72,589	0.34	04/03/2021	07/09/2021
Wells Fargo Bank	USD	18,147	0.25	04/03/2021	01/06/2021
Total as of March 31, 2021		415,543

Current Bonds Long-Term

During the period ended March 31, 2021, there were no current bonds long-term, issued.

Subordinated bonds

During the period ended March 31, 2021, there were no subordinated bonds, issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

During the year ended as of December 31, 2020, Banco de Chile issued bonds by an amount of Ch$889,135 million, from which corresponds to Short-Term Bonds and Current Bonds by an amount of Ch$634,952 million and Ch$254,183 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	23,078	2.00	07/01/2020	07/07/2020
Citibank N.A.	USD	38,371	1.95	09/01/2020	09/04/2020
Citibank N.A.	USD	34,886	1.91	13/01/2020	13/04/2020
Citibank N.A.	USD	11,629	1.87	14/01/2020	14/04/2020
Citibank N.A.	USD	31,667	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	7,917	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	27,709	1.86	29/01/2020	29/05/2020
Citibank N.A.	USD	10,350	1.85	30/01/2020	01/06/2020
Citibank N.A.	USD	19,720	1.85	03/02/2020	03/06/2020
Citibank N.A.	USD	31,391	1.55	08/04/2020	05/06/2020
Citibank N.A.	USD	21,262	1.30	13/04/2020	12/05/2020
Citibank N.A.	USD	12,758	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	34,020	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	16/06/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	18/06/2020
Citibank N.A.	USD	34,158	1.61	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,697	1.60	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,858	1.50	22/04/2020	14/08/2020
Wells Fargo Bank	USD	42,943	1.45	24/04/2020	29/01/2021
Wells Fargo Bank	USD	4,175	1.30	29/04/2020	29/10/2020
Citibank N.A.	USD	32,834	0.45	18/05/2020	20/07/2020
Citibank N.A.	USD	5,089	0.45	18/05/2020	20/07/2020
Wells Fargo Bank	USD	74,254	0.45	07/12/2020	06/12/2021
Total as of December 31, 2020		634,952

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEM0817	UF	93,096	7	0.80	06/01/2020	06/01/2027
BCHIEL0717	UF	123,957	8	0.72	04/02/2020	04/02/2028
Subtotal UF		217,053

BONO AUD	AUD	37,130	15	2.65	02/03/2020	02/03/2035
Subtotal Others currency		37,130
Total as of December 31, 2020		254,183

Subordinated bonds

During the year ended December 31, 2020, there were no subordinated bonds, issued.

During the period, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

23.	Other Financial Obligations:

At the end of each period, this item is composed as follows:

	March	December
	2021	2020
	MCh$	MCh$

Other Chilean obligations	256,942	191,258
Public sector obligations	377	455
Total	257,319	191,713

24.	Provisions:

(a)	At the end of each period, this item is composed as follows:

	March	December
	2021	2020
	MCh$	MCh$

Provisions for minimum dividends (*)	70,297	220,271
Provisions for personnel benefits and payroll expenses	83,464	111,243
Provisions for contingent loan risks	72,957	76,191
Provisions for contingencies:
Additional loan provisions (**)	360,252	320,252
Country risk provisions	7,568	5,446
Other provisions for contingencies	441	508
Total	594,979	733,911

(*)	See Note No. 27 letter (c).

(**)	As of March 31, 2021, Ch$40,000 million have been established for additional provisions (Ch$107,000 million in December 2020). See Note No. 24 letter (b).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(b)	The following table shows the changes in provisions and accrued expenses during the period 2021 and 2020:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	300,461	109,075	57,042	213,252	4,833	684,663
Provisions established	58,469	14,204	7,007	—	6,647	86,327
Provisions used	(300,461)	(51,485)	—	—	—	(351,946)
Provisions released	—	—	—	—	—	—
Balances as of March 31, 2020	58,469	71,794	64,049	213,252	11,480	419,044
Provisions established	161,802	68,749	12,142	107,000	(5,526)	344,167
Provisions used	—	(29,300)	—	—	—	(29,300)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2020	220,271	111,243	76,191	320,252	5,954	733,911
Provisions established	70,297	17,664	—	40,000	2,055	130,016
Provisions used	(220,271)	(45,443)	—	—	—	(265,714)
Provisions released	—	—	(3,234)	—	—	(3,234)
Balances as of March 31, 2021	70,297	83,464	72,957	360,252	8,009	594,979

(c)	Provisions for personnel benefits and payroll:

	March	December
	2021	2020
	MCh$	MCh$

Staff accrued vacation provision	34,147	33,993
Provisions for performance bonuses	22,864	43,941
Staff severance indemnities	7,174	7,581
Other personnel benefits provision	19,279	25,728
Total	83,464	111,243

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(d)	Staff severance indemnities:

(i)	Changes in the staff severance indemnities:

	March	March
	2021	2020
	MCh$	MCh$

Present value of the obligations at the beginning of the period	7,581	7,566
Increase in provision	54	67
Benefit paid	(232)	(453)
Effect of change in actuarial factors	(229)	(81)
Total	7,174	7,099

(ii)	Net benefits expenses:

	March	March
	2021	2020
	MCh$	MCh$

Increase (Decrease) in provisions	(204)	(159)
Interest cost of benefits obligations	258	226
Effect of change in actuarial factors	(229)	(81)
Net benefit expenses	(175)	(14)

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	March 31, 2021	December 31, 2020
	%	%

Discount rate	3.50	2.31
Salary increase rate	3.94	4.04
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the first quarter of 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(e)	Changes in compliance bonuses provision:

	March	March
	2021	2020
	MCh$	MCh$

Balances as of January 1	43,941	51,051
Net provisions established	13,206	4,727
Provisions used	(34,283)	(36,928)
Total	22,864	18,850

(f)	Changes in staff accrued vacation provision:

	March	March
	2021	2020
	MCh$	MCh$

Balances as of January 1	33,993	27,609
Net provisions established	2,760	1,825
Provisions used	(2,606)	(2,151)
Total	34,147	27,283

(g)	Employee benefits share-based provision:

As of March 31, 2021 and 2020, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)	Contingent loan provisions:

As of March 31, 2021 the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$72,957 million (Ch$76,191 million at December 2020). See Note No. 26 letter (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

25.	Other Liabilities:

At the end of each period, this item is composed as follows:

	March	December
	2021	2020
	MCh$	MCh$

Accounts and notes payable	226,520	273,143
Income received in advance (*)	64,643	68,907
Dividends payable	5,284	4,309

Other liabilities
Documents intermediated (**)	158,759	137,546
Cobranding	31,093	29,213
VAT debit	17,619	16,519
Securities unliquidated	2,312	2,725
Outstanding transactions	882	725
Insurance payments	676	1,802
Others	30,269	30,231
Total	538,057	565,120

(*)	In relation to the Strategic Alliance Framework Agreement, on June 4, 2019, Banco de Chile received the payment from the Insurance Companies for an amount of Ch$149,061 million, which was recorded according to IFRS 15. The related income is recognized over time, depending on compliance with the associated performance obligation.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments:

(a)	Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	March	December
	2021	2020
	MCh$	MCh$
Contingent loans
Guarantees and sureties	336,795	224,079
Confirmed foreign letters of credit	109,216	58,299
Issued letters of credit	385,066	343,663
Bank guarantees	2,150,131	2,214,370
Undrawn credit lines	7,669,703	7,650,382
Other credit commitments	87,497	107,707

Transactions on behalf of third parties
Documents in collections	108,966	157,671
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	4,452	16,024
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	86,747	80,788
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	2,364,929	2,023,313
Securities held in safe custody in other entities	18,677,424	18,467,801
Total	31,980,926	31,344,097

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of March 31, 2021 the Bank maintain provisions for judicial contingencies amounting to Ch$177 million (Ch$244 million as of December 2020), which are part of the item “Provisions” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of March 30, 2021
	2021	2022	2023	2024	2025	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	—	39	11	127	—	177

(b.2)	Contingencies for significant lawsuits in courts:

As of March 31, 2021 and December 31, 2020 there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 4,049,200, maturing January 7, 2022 (UF 3,778,100, maturing on January 8, 2021 as of December 2020). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 739,700.

As of March 31, 2021 and December 31, 2020 the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2022, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	March	December
	2021	2020
Guarantees:	MCh$	MCh$
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	29,770	47,684
Electronic Chilean Securities Exchange, Stock Exchange	11,012	20,227

Fixed income securities to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	10,000	10,000
Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	5,424	2,858
Total	56,206	80,769

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

ii.	In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires April 2, 2021, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 286,600 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 7, 2022.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of March 31, 2021 the entity maintains two insurance policies with effect from April 15, 2020 to April 14, 2021 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil liability policy	60,000

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(d)	Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	March	December
	2021	2020
	MCh$	MCh$

Undrawn credit lines	37,676	40,404
Bank guarantees provision	26,811	27,596
Guarantees and sureties provision	7,134	7,060
Letters of credit provision	1,280	1,074
Other credit commitments	56	57
Total	72,957	76,191

(e)	By Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Illustrious Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

27.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of March 31, 2021, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2020), with no par value, subscribed and fully paid.

(ii)	Shares:

(ii.1)	The following table shows the changes in share from December 31, 2019 to March 31, 2021:

Total
Ordinary Shares

Total shares as of December 31, 2019	101,017,081,114

Total shares as of December 31, 2020	101,017,081,114

Total shares as of March 31, 2021	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 25, 2021 it was approved the distribution and payment of dividend No. 209 of Ch$2.18053623438 per share of the Banco de Chile, with charge to the net distributable income for the year ended as of December 31, 2020. The dividends paid in the period 2021 amounted to Ch$220,271 million.

At the Bank Ordinary Shareholders’ Meeting held on March 26, 2020 it was approved the distribution and payment of dividend No. 208 of Ch$3.47008338564 per share of the Banco de Chile, with charge to the net distributable income for the year ended as of December 31, 2019. The dividends paid in the year 2020 amounted to Ch$350,538 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the period ended as of March 31, 2021 amounted to Ch$45,330 million.

As indicated, as of March 31, 2021, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$117,162 million (Ch$367,119 million as of December 31, 2020). Consequently, the Bank recorded a provision for minimum dividends under “Provisions” as of March 31, for an amount of Ch$70,297 million (Ch$220,271 million in December 2020), which reflects as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

Accordingly, the basic and diluted earnings per share as of March 31, 2021 and 2020 were determined as follows:

	March	March
	2021	2020
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	162,492	136,882
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	1.61	1.36

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	162,492	136,882
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	1.61	1.36

As of March 31, 2021 and 2020, the Bank does not have instruments that generate dilutive effects.

(e)	Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in equity resulting from changes in fair value due to changes in market factors. During the period 2021 it was made a credit to equity for Ch$1,539 million (credit to equity of Ch$1,935 million in 2020). The income tax effect presented a charge to equity of Ch$415 million (charge of Ch$521 million in March 2020).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the period 2021, it was made a credit to equity for Ch$507 million (charge of Ch$9,768 million during the year 2020). The deferred tax effect meant a charge to equity of Ch$137 million (credit to equity of Ch$2,628 million in March 2020).

(f)	Retained earnings from previous years:

During the year 2021, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the 2020 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2019 and November 2020, amounting to Ch$95,989 million. Additionally, the Board determined to withhold 40% of the distributable net income, which was equivalent to Ch$146,848 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

28.	Interest Revenue and Expenses:

(a)	On the closing date of the Interim Consolidated Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	March 2021				March 2020
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	147,015	68,755	1,208	216,978	170,139	62,946	784	233,869
Consumer loans	107,496	804	1,298	109,598	150,519	651	1,756	152,926
Residential mortgage loans	68,371	104,532	804	173,707	68,799	92,265	2,057	163,121
Financial investment	2,583	2,097	—	4,680	8,522	2,717	—	11,239
Repurchase agreements	258	—	—	258	545	—	—	545
Loans to banks	1,748	—	—	1,748	5,087	—	—	5,087
Other interest and indexation revenue	1,543	364	—	1,907	5,731	1,378	—	7,109
Total	329,014	176,552	3,310	508,876	409,342	159,957	4,597	573,896

The amount of interest recognized on a received basis for impaired portfolio in the period 2021 amounts to Ch$708 million (Ch$982 million in March 2020).

(b)	At the each period end, the stock of interest and UF indexation not recognized in incomes is the following:

	March 2021			March 2020
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	13,044	1,592	14,636	9,835	1,304	11,139
Residential mortgage loans	1,986	1,684	3,670	2,082	1,603	3,685
Consumer loans	25	—	25	25	—	25
Total	15,055	3,276	18,331	11,942	2,907	14,849

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

28.	Interest Revenue and Expenses, continued:

(c)	At each period end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	March 2021			March 2020
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	10,012	10,429	20,441	52,665	12,087	64,752
Debt securities issued	50,323	78,831	129,154	55,277	72,947	128,224
Other financial obligations	4	4	8	193	9	202
Repurchase agreements	59	—	59	1,363	—	1,363
Obligations with banks	4,882	—	4,882	8,970	—	8,970
Demand deposits	85	4,748	4,833	144	5,960	6,104
Lease liabilities	530	—	530	739	—	739
Other interest and indexation expenses	—	86	86	472	297	769
Total	65,895	94,098	159,993	119,823	91,300	211,123

(d)	As of March 31, 2021 and 2020, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	March 2021			March 2020
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	3,481	—	3,481	—	—	—
Loss from fair value accounting hedges	(2,719)	—	(2,719)	(6,220)	—	(6,220)
Gain from cash flow accounting hedges	481	8,800	9,281	34,976	45,455	80,431
Loss from cash flow accounting hedges	(19,564)	(1,711)	(21,275)	(50,918)	(38,909)	(89,827)
Net gain on hedge items	(3,074)	—	(3,074)	2,540	—	2,540
Total	(21,395)	7,089	(14,306)	(19,622)	6,546	(13,076)

(e)	At each period end, the summary of interest is as follows:

	March	March
	2021	2020
	MCh$	MCh$

Interest revenue	508,876	573,896
Interest expense	(159,993)	(211,123)

Subtotal interest income	348,883	362,773

Net gain (loss) from accounting hedges	(14,306)	(13,076)

Total net interest income	334,577	349,697

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

29.	Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statement of Income refers to the following items:

	March	March
	2021	2020
	MCh$	MCh$
Commission income
Debit and credit card services	42,926	49,716
Investments in mutual funds and others	24,722	25,252
Collections and payments	14,744	14,385
Portfolio management	13,006	12,657
Fees for insurance transactions	8,629	8,687
Use of distribution channel and access to customers	7,232	25,150
Guarantees and letters of credit	7,088	6,806
Trading and securities management	5,828	5,304
Brand use agreement	5,653	6,094
Lines of credit and overdrafts	1,105	1,125
Financial advisory services	612	1,083
Other commission earned	5,226	5,412
Total commissions income	136,771	161,671

Commission expenses
Fees for card transactions	(19,037)	(27,041)
Interbank transactions	(6,882)	(5,778)
Securities transactions	(1,149)	(1,163)
Collections and payments	(1,129)	(1,511)
Sales force	(44)	(42)
Other commission	(260)	(665)
Total commissions expenses	(28,501)	(36,200)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

30.	Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	March	March
	2021	2020
	MCh$	MCh$

Sale of available-for-sale instruments	3,803	3,350
Trading derivative	2,620	(4,864)
Net income on other transactions	162	(348)
Financial assets held-for-trading	(1,375)	10,975
Sale of loan portfolios (Note No.12 (e))	—	41
Total	5,210	9,154

31.	Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	March	March
	2021	2020
	MCh$	MCh$

Indexed foreign currency	45,747	(138,196)
Exchange difference, net	2,143	12,530
Gain from accounting hedges	(21,478)	145,046
Total	26,412	19,380

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

32.	Provisions for Loan Losses:

The change registered in income during the periods 2021 and 2020 due to provisions, are summarized as follows:

			Loans to customers
	Loans and advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	—	(111)	(5,137)	(29,183)	—	—	—	—	(5,137)	(29,183)	—	(4,360)	(5,137)	(33,654)
- Group provisions	—	—	(13,732)	(19,435)	(1,984)	(911)	(11,373)	(78,716)	(27,089)	(99,062)	—	(2,647)	(27,089)	(101,709)
Provisions established, net	—	(111)	(18,869)	(48,618)	(1,984)	(911)	(11,373)	(78,716)	(32,226)	(128,245)	—	(7,007)	(32,226)	(135,363)

Provisions released:
- Individual provisions	182	—	—	—	—	—	—	—	—	—	1,070	—	1,252	—
- Group provisions	—	—	—	—	—	—	—	—	—	—	2,164	—	2,164	—
Provisions realeased, net	182	—	—	—	—	—	—	—	—	—	3,234	—	3,416	—

Provision, net	182	(111)	(18,869)	(48,618)	(1,984)	(911)	(11,373)	(78,716)	(32,226)	(128,245)	3,234	(7,007)	(28,810)	(135,363)

Additional provisions	—	—	(40,000)	—	—	—	—	—	(40,000)	—	—	—	(40,000)	—

Recovery of written-off assets	—	—	2,151	2,116	948	1,045	11,644	6,642	14,743	9,803	—	—	14,743	9,803

Provision for loan losses, net	182	(111)	(56,718)	(46,502)	(1,036)	134	271	(72,074)	(57,483)	(118,442)	3,234	(7,007)	(54,067)	(125,560)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

33.	Personnel Expenses:

Salaries and personnel expenses during the periods 2021 and 2020 are as follows:

	March	March
	2021	2020
	MCh$	MCh$

Remunerations	64,681	64,332
Bonuses and incentives	18,051	9,456
Variable compensation	8,932	9,156
Gratifications	7,671	7,049
Lunch and health benefits	6,379	7,093
Staff severance indemnities	2,652	4,502
Training expenses	510	708
Other personnel expenses	4,820	4,747
Total	113,696	107,043

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

34.	Administrative Expenses:

This item is composed as follows:

	March	March
	2021	2020
	MCh$	MCh$
General administrative expenses
Information technology and communications	25,601	23,587
Maintenance and repair of property and equipment	11,998	13,817
External advisory services and professional services fees	3,837	2,516
Surveillance and securities transport services	3,230	2,920
Office supplies	1,842	2,707
Insurance premiums	1,827	1,600
External service of financial information	1,747	1,545
Energy, heating and other utilities	1,265	1,742
Expenses for short-term leases and low value	1,148	1,079
Postal box, mail, postage and home delivery services	1,096	864
Legal and notary expenses	1,059	1,127
Other expenses of obligations for lease agreements	718	721
External service of custody of documentation	710	911
Representation and travel expenses	679	618
Donations	447	585
Other general administrative expenses	4,712	4,818
Subtotal	61,916	61,157

Outsource services
External technological developments expenses	3,563	2,648
Data processing	2,215	2,714
Certification and technology testing	2,077	1,421
Credit pre-evaluation	972	2,712
Other	472	1,011
Subtotal	9,299	10,506

Board expenses
Board of Directors Compensation	706	628
Other Board expenses	—	18
Subtotal	706	646

Marketing expenses
Advertising	6,746	6,183
Subtotal	6,746	6,183

Taxes, payroll taxes and contributions
Contribution to the banking regulator	2,965	2,745
Real estate contributions	971	747
Patents	379	328
Other taxes	391	376
Subtotal	4,706	4,196
Total	83,373	82,688

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

35.	Depreciation, Amortization and Impairment:

(a)	The amounts corresponding to charges to results for depreciation and amortization during the periods 2021 and 2020, are detailed as follows:

	March	March
	2021	2020
	MCh$	MCh$
Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	7,307	7,129
Depreciation of leased assets (Note No. 16 (d))	7,202	7,554
Amortization of intangibles assets (Note No. 15 (b))	4,110	3,786
Total	18,619	18,469

(b)	As of March 31, 2021 and 2020 the impairment expenses is composed as follows:

	March	March
	2021	2020
	MCh$	MCh$
Impairment
Impairment of property and equipment (Note No. 16 (b))	1	—
Impairment of intangible assets (Note No. 15 (b))	—	—
Impairment of leased assets (Note No. 16 (d))	—	—
Total	1	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

36.	Other Operating Income:

During the periods 2021 and 2020, the Bank and its subsidiaries present other operating income, according to the following:

	March	March
	2021	2020
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,990	1,361
Other income	34	12
Subtotal	2,024	1,373

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	67	—
Subtotal	67	—

Other income
Release of provisions and expense recovery	2,280	2,302
Rental investment properties	1,605	1,728
Recovery from correspondent banks	646	841
Credit/debit card income	346	—
Income from sale leased assets	159	172
Reimbursements for insurance policies	90	2,086
Fiduciary and trustee commissions	72	124
Gain on sale of fixed assets	3	18
Others	664	747
Subtotal	5,865	8,018

Total	7,956	9,391

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

37.	Other Operating Expenses:

During the periods 2021 and 2020, the Bank and its subsidiaries present other operating expenses, according to the following:

	March	March
	2021	2020
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	472	1,245
Provisions for assets received in lieu of payment	16	293
Maintenance expenses of assets received in lieu of payment	98	152
Subtotal	586	1,690

Provisions for contingencies
Country risk provisions	2,122	6,605
Other provisions	—	42
Subtotal	2,122	6,647

Other expenses
Write-offs for operating risks	2,751	981
Leasings operational expenses	995	1,378
Card administration	744	158
Correspondent banks	548	453
Credit life insurance	114	98
Contribution to other organisms	65	60
Expenses for charge-off leased assets recoveries	61	112
Civil lawsuits	25	80
Others	774	436
Subtotal	6,077	3,756

Total	8,785	12,093

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

(a)	Loans with related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Productive and Services Companies (*)		Investment and Commercial Companies (**)		Individuals (***)		Total
	March	December	March	December	March	December	March	December
	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	211,977	122,716	138,897	164,213	12,345	12,445	363,219	299,374
Residential mortgage loans	—	—	—	—	62,444	61,131	62,444	61,131
Consumer loans	—	—	—	—	8,854	8,743	8,854	8,743
Gross loans	211,977	122,716	138,897	164,213	83,643	82,319	434,517	369,248
Allowance for loan losses	(1,195)	(1,264)	(443)	(802)	(364)	(390)	(2,002)	(2,456)
Net loans	210,782	121,452	138,454	163,411	83,279	81,929	432,515	366,792

Contingent loans:
Guarantees and sureties	7,230	7,277	10,027	9,469	—	—	17,257	16,746
Letters of credits	780	2,885	—	—	—	—	780	2,885
Banks guarantees	25,715	25,129	32,113	35,733	—	—	57,828	60,862
Undrawn credit lines	56,129	46,887	15,078	14,308	19,963	20,306	91,170	81,501
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	89,854	82,178	57,218	59,510	19,963	20,306	167,035	161,994
Provision for contingencies loans	(223)	(218)	(90)	(55)	(42)	(51)	(355)	(324)
Contingent loans, net	89,631	81,960	57,128	59,455	19,921	20,255	166,680	161,670

Amount covered by guarantee:
Mortgage	24,345	15,575	87,344	54,891	85,436	82,777	197,125	153,243
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	35,077	33,474	13,676	12,117	6,486	6,582	55,239	52,173
Total collateral	59,422	49,049	101,020	67,008	91,922	89,359	252,364	205,416

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties, continued:

(*)	For these effects are considered productive companies, those that meet the following conditions:

i)	They engage in production activities and generate a separate flow of income.

ii)	Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)	Investment companies and commercial include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)	These guarantees mainly correspond to warranty by endorsement and sureties, state guarantees and other financial guarantees.

(b)	Other assets and liabilities with related parties:

	March	December
	2021	2020
	MCh$	MCh$
Assets
Cash and due from banks	223,244	261,386
Transactions in the course of collection	57,670	35,833
Financial assets held-for-trading	32	96
Derivative instruments	140,605	252,748
Investment instruments	10,869	31,548
Other assets	43,859	96,362
Total	476,279	677,973

Liabilities
Demand deposits	168,950	239,139
Transactions in the course of payment	41,951	37,799
Obligations under repurchase agreements	169	24,500
Savings accounts and time deposits	362,069	338,732
Derivative instruments	206,518	355,099
Borrowings with banks	54,054	114,758
Lease liabilities	10,244	10,354
Other liabilities	12,465	14,699
Total	856,420	1,135,080

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(c)	Income and expenses from related party transactions (*):

	March 2021		March 2020
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Interest and revenue expenses	3,886	101	4,991	570
Fees and commissions income	24,107	8,029	33,285	16,165
Net Financial Operating Income
Derivative instruments (**)	5,144	5,756	124,828	105,987
Other financial operations	3	17	3	—
Released or established of provision for credit risk	504	—	—	447
Operating expenses	—	43,770	—	48,540
Other income and expenses	118	—	116	4

(*)	This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net loss of Ch$3,435 million as of March 31, 2021 (net gain of Ch$121,255 million as of March 31, 2020).

(d)	Contracts with related parties:

During the period ended March 31, 2021, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description
Depósito Central de Valores S.A.	Custodial services
Sistemas Oracle de Chile S.A.	Licensing services, support renewal and implementation of hardware and software.
Universidad del Desarrollo	Entrepreneurship programs
Artikos S.A.	Software development services
Transbank S.A.	Services associated with credit card transactions
Servipag Ltda.	Collection services
Centro de Compensación Automatizado S.A.	Electronic transfer services
Ionix SpA.	Technical assistance service and platform support
Canal 13 S.A.	Advertising service
Nexus S.A.	Credit card operation services
Redbanc S.A.	Electronic Transfer Services (EFT)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(e)	Directors’ remunerations and payments to key management personnel:

	March	March
	2021	2020
	MCh$	MCh$

Personnel remunerations	1,045	975
Short-term benefits	3,534	3,642
Severance pay	—	784
Directors’ remunerations and fees (*)	706	628
Total	5,285	6,029

(*)	It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$4 million (Ch$3 million in March 2020).

The travel and other related expenses amount to Ch$18 million in March 2020. There is no amount for this concept in March 2021.

Composition of key personnel:

	No. of executives
	March	March
	2021	2020
Position
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	14	12
Directors Bank and subsidiaries	20	21
Total	41	40

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. This function befall to the Financial Control and Treasury Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold).To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and available for sale. Adjustments for CVA / DVA are carried out only for derivatives.

(v)	Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued Chilean Central Bank and Treasury, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.
b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.
c)	Inputs data other than quoted prices that are observable for the asset or liability.
d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources

Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	March	December	March	December	March	December	March	December
	2021	2020	2021	2020	2021	2020	2021	2020
Financial Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
From the Chilean Government and Central Bank	115,258	75,701	1,550,261	4,083,591	—	—	1,665,519	4,159,292
Other instruments issued in Chile	1,617	1,002	152,644	99,302	5,549	5,494	159,810	105,798
Instruments issued abroad	1,295	164	—	—	—	—	1,295	164
Mutual fund investments	402,529	400,902	—	—	—	—	402,529	400,902
Subtotal	520,699	477,769	1,702,905	4,182,893	5,549	5,494	2,229,153	4,666,156
Derivative contracts for trading purposes
Forwards	—	—	305,212	551,964	—	—	305,212	551,964
Swaps	—	—	1,609,485	2,013,247	—	—	1,609,485	2,013,247
Call Options	—	—	650	269	—	—	650	269
Put Options	—	—	588	1,462	—	—	588	1,462
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,915,935	2,566,942	—	—	1,915,935	2,566,942
Hedge derivative contracts
Fair value hedge (Swap)	—	—	—	—	—	—	—	—
Cash flow hedge (Swap)	—	—	34,386	51,062	—	—	34,386	51,062
Subtotal	—	—	34,386	51,062	—	—	34,386	51,062
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	22,839	—	162,366	163,600	—	—	185,205	163,600
Other instruments issued in Chile	—	—	850,737	860,327	28,576	36,596	879,313	896,923
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	22,839	—	1,013,103	1,023,927	28,576	36,596	1,064,518	1,060,523
Total	543,538	477,769	4,666,329	7,824,824	34,125	42,090	5,243,992	8,344,683

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	327,420	637,186	—	—	327,420	637,186
Swaps	—	—	1,705,352	2,130,474	—	—	1,705,352	2,130,474
Call Options	—	—	257	306	—	—	257	306
Put Options	—	—	1,241	2,099	—	—	1,241	2,099
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,034,270	2,770,065	—	—	2,034,270	2,770,065
Hedge derivative contracts
Fair value hedge (Swap)	—	—	3,166	6,519	—	—	3,166	6,519
Cash flow hedge (Swap)	—	—	82,126	65,172	—	—	82,126	65,172
Subtotal	—	—	85,292	71,691	—	—	85,292	71,691
Total	—	—	2,119,562	2,841,756	—	—	2,119,562	2,841,756

(1)	As of March 31, 2021, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the Interim Consolidated Financial Statements:

	March 2021
	Balance as of January 1, 2021	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of March 31, 2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	5,494	55	—	—	—	—	—	5,549
Subtotal	5,494	55	—	—	—	—	—	5,549

Available-for-Sale Instruments:
Other instruments issued in Chile	36,596	227	493	—	(11,765)	3,025	—	28,576
Subtotal	36,596	227	493	—	(11,765)	3,025	—	28,576

Total	42,090	282	493	—	(11,765)	3,025	—	34,125

	December 2020
	Balance as of January 1, 2020	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	55,094	(708)	—	49,424	(98,316)	—	—	5,494
Subtotal	55,094	(708)	—	49,424	(98,316)	—	—	5,494

Available-for-Sale Instruments:
Other instruments issued in Chile	7,069	323	(647)	71,539	(70,897)	29,209	—	36,596
Subtotal	7,069	323	(647)	71,539	(70,897)	29,209	—	36,596

Total	62,163	(385)	(647)	120,963	(169,213)	29,209	—	42,090

(1)	Recorded in income under item “Net financial operating income”.
(2)	Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of March 31, 2021		As of December 31, 2020
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	5,549	(7)	5,494	(8)
Subtotal	5,549	(7)	5,494	(8)
Available-for- Sale Instruments
Other instruments issued in Chile	28,576	(320)	36,596	(525)
Subtotal	28,576	(320)	36,596	(525)

Total	34,125	(327)	42,090	(533)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	March	December	March	December
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,203,602	2,560,216	2,203,602	2,560,216
Transactions in the course of collection	512,295	582,308	512,295	582,308
Investments under resale agreements	62,423	76,407	62,423	76,407
Subtotal	2,778,320	3,218,931	2,778,320	3,218,931
Loans and advances to banks
Domestic banks	159,942	259,862	159,942	259,862
Central Bank of Chile	4,110,000	2,380,033	4,110,000	2,380,033
Foreign banks	284,650	299,096	282,763	297,778
Subtotal	4,554,592	2,938,991	4,552,705	2,937,673
Loans to customers, net
Commercial loans	17,769,413	17,169,744	17,523,301	16,968,143
Residential mortgage loans	9,597,364	9,354,890	10,246,752	10,075,011
Consumer loans	3,681,222	3,665,424	3,725,370	3,711,582
Subtotal	31,047,999	30,190,058	31,495,423	30,754,736
Total	38,380,911	36,347,980	38,826,448	36,911,340

Liabilities
Current accounts and other demand deposits	15,682,372	15,167,229	15,682,372	15,167,229
Transactions in the course of payment	838,056	1,302,000	838,056	1,302,000
Obligations under repurchase agreements	104,176	288,917	104,176	288,917
Savings accounts and time deposits	8,274,926	8,899,541	8,258,002	8,885,015
Borrowings from banks	3,674,566	3,669,753	3,503,495	3,415,959
Other financial obligations	257,319	191,713	277,243	217,311
Subtotal	28,831,415	29,519,153	28,663,344	29,276,431
Debt Issued
Letters of credit for residential purposes	5,719	6,532	6,288	7,201
Letters of credit for general purposes	204	254	224	280
Bonds	8,064,632	7,700,402	8,596,755	8,390,594
Subordinate bonds	896,425	886,407	975,538	1,004,196
Subtotal	8,966,980	8,593,595	9,578,805	9,402,271
Total	37,798,395	38,112,748	38,242,149	38,678,702

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial assets and liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of March 31, 2021 and December 31, 2020:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	March	December	March	December	March	December	March	December
	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,203,602	2,560,216	—	—	—	—	2,203,602	2,560,216
Transactions in the course of collection	512,295	582,308	—	—	—	—	512,295	582,308
Investments under resale agreements	62,423	76,407	—	—	—	—	62,423	76,407
Subtotal	2,778,320	3,218,931	—	—	—	—	2,778,320	3,218,931
Loans and advances to banks
Domestic banks	159,942	259,862	—	—	—	—	159,942	259,862
Central Bank	4,110,000	2,380,033	—	—	—	—	4,110,000	2,380,033
Foreign banks	—	—	—	—	282,763	297,778	282,763	297,778
Subtotal	4,269,942	2,639,895	—	—	282,763	297,778	4,552,705	2,937,673
Loans to customers, net
Commercial loans	—	—	—	—	17,523,301	16,968,143	17,523,301	16,968,143
Residential mortgage loans	—	—	—	—	10,246,752	10,075,011	10,246,752	10,075,011
Consumer loans	—	—	—	—	3,725,370	3,711,582	3,725,370	3,711,582
Subtotal	—	—	—	—	31,495,423	30,754,736	31,495,423	30,754,736
Total	7,048,262	5,858,826	—	—	31,778,186	31,052,514	38,826,448	36,911,340

Liabilities
Current accounts and other demand deposits	15,682,372	15,167,229	—	—	—	—	15,682,372	15,167,229
Transactions in the course of payment	838,056	1,302,000	—	—	—	—	838,056	1,302,000
Obligations under repurchase agreements	104,176	288,917	—	—	—	—	104,176	288,917
Savings accounts and time deposits	—	—	—	—	8,258,002	8,885,015	8,258,002	8,885,015
Borrowings from banks	—	—	—	—	3,503,495	3,415,959	3,503,495	3,415,959
Other financial obligations	—	—	—	—	277,243	217,311	277,243	217,311
Subtotal	16,624,604	16,758,146	—	—	12,038,740	12,518,285	28,663,344	29,276,431
Debt Issued
Letters of credit for residential purposes	—	—	6,288	7,201	—	—	6,288	7,201
Letters of credit for general purposes	—	—	224	280	—	—	224	280
Bonds	—	—	8,596,755	8,390,594	—	—	8,596,755	8,390,594
Subordinated bonds	—	—	—	—	975,538	1,004,196	975,538	1,004,196
Subtotal	—	—	8,603,267	8,398,075	975,538	1,004,196	9,578,805	9,402,271
Total	16,624,604	16,758,146	8,603,267	8,398,075	13,014,278	13,522,481	38,242,149	38,678,702

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:

- Cash and deposits in banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Investments under resale agreements	- Obligations under repurchase agreements
- Loans and advance to domestic banks

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	March	December	March	December	March	December	March	December	March	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,950,321	2,618,004	(582,068)	(653,145)	(1,086,621)	(1,605,409)	(76,292)	(85,614)	205,340	273,836

Derivative financial liabilities	2,119,562	2,841,756	(582,068)	(653,145)	(1,086,621)	(1,605,409)	(146,682)	(218,329)	304,191	364,873

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of March 31, 2021 and December 31, 2020, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	As of March 31, 2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cash and due from banks	2,203,602	—	—	—	2,203,602	—	—	—	—	2,203,602
Transactions in the course of collection	—	512,295	—	—	512,295	—	—	—	—	512,295
Financial Assets held-for-trading	—	2,229,153	—	—	2,229,153	—	—	—	—	2,229,153
Investments under resale agreements	—	25,921	18,380	18,122	62,423	—	—	—	—	62,423
Derivative instruments	—	103,208	129,440	289,292	521,940	527,537	332,436	568,408	1,428,381	1,950,321
Loans and advances to banks (*)	—	4,362,815	73,530	118,730	4,555,075	—	—	—	—	4,555,075
Loans to customers (*)	—	3,456,383	2,486,239	5,488,952	11,431,574	7,086,506	3,727,570	9,521,758	20,335,834	31,767,408
Financial assets available-for-sale	—	7,148	102,679	686,859	796,686	91,121	24,086	152,625	267,832	1,064,518
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—
Total financial assets	2,203,602	10,696,923	2,810,268	6,601,955	22,312,748	7,705,164	4,084,092	10,242,791	22,032,047	44,344,795

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities, continued:

	As of December 31, 2020
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cash and due from banks	2,560,216	—	—	—	2,560,216	—	—	—	—	2,560,216
Transactions in the course of collection	—	582,308	—	—	582,308	—	—	—	—	582,308
Financial Assets held-for-trading	—	4,666,156	—	—	4,666,156	—	—	—	—	4,666,156
Investments under resale agreements	—	39,095	20,591	16,721	76,407	—	—	—	—	76,407
Derivative instruments	—	131,978	211,871	423,431	767,280	593,691	405,153	851,880	1,850,724	2,618,004
Loans and advances to banks (*)	—	2,743,134	71,401	125,121	2,939,656	—	—	—	—	2,939,656
Loans to customers (*)	—	3,135,152	2,173,685	5,791,178	11,100,015	6,876,058	3,711,756	9,249,139	19,836,953	30,936,968
Financial assets available-for-sale	—	78,180	140,367	487,075	705,622	162,683	16,856	175,362	354,901	1,060,523
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—
Total financial assets	2,560,216	11,376,003	2,617,915	6,843,526	23,397,660	7,632,432	4,133,765	10,276,381	22,042,578	45,440,238

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$719,409 million (Ch$746,910 million in December 2020) for loans to customers and Ch$483 million (Ch$665 million in December 2020) for borrowings from financial institutions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities, continued:

	As of March 31, 2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Current accounts and other demand deposits	15,682,372	—	—	—	15,682,372	—	—	—	—	15,682,372
Transactions in the course of payment	—	838,056	—	—	838,056	—	—	—	—	838,056
Obligations under repurchase agreements	—	104,090	43	43	104,176	—	—	—	—	104,176
Savings accounts and time deposits (**)	—	5,920,356	1,524,474	451,162	7,895,992	6,223	794	131	7,148	7,903,140
Derivative instruments	—	88,623	155,313	293,186	537,122	606,676	359,618	616,146	1,582,440	2,119,562
Borrowings from financial institutions	—	20,681	201,225	1,253,914	1,475,820	2,198,746	—	—	2,198,746	3,674,566
Debt issued:
Mortgage bonds	—	580	788	1,457	2,825	2,096	631	371	3,098	5,923
Bonds	—	275,456	287,435	1,107,156	1,670,047	1,687,280	1,684,892	3,022,413	6,394,585	8,064,632
Subordinate bonds	—	5,758	98,888	16,053	120,699	25,457	17,199	733,070	775,726	896,425
Lease liabilities	—	256,950	52	147	257,149	161	9	—	170	257,319
Other financial obligations	—	2,379	4,817	20,742	27,938	37,949	20,101	28,071	86,121	114,059
Total financial liabilities	15,682,372	7,512,929	2,273,035	3,143,860	28,612,196	4,564,588	2,083,244	4,400,202	11,048,034	39,660,230

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities, continued:

	As of December 31, 2020
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Pasivos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Current accounts and other demand deposits	15,167,229	—	—	—	15,167,229	—	—	—	—	15,167,229
Transactions in the course of payment	—	1,302,000	—	—	1,302,000	—	—	—	—	1,302,000
Obligations under repurchase agreements	—	288,874	43	—	288,917	—	—	—	—	288,917
Savings accounts and time deposits (**)	—	5,909,865	1,945,177	642,125	8,497,167	58,441	1,232	151	59,824	8,556,991
Derivative instruments	—	185,196	243,096	442,551	870,843	666,493	427,190	877,230	1,970,913	2,841,756
Borrowings from financial institutions	—	76,018	141,809	341,188	559,015	1,020,138	2,090,600	—	3,110,738	3,669,753
Debt issued:
Mortgage bonds	—	806	793	1,714	3,313	2,321	838	314	3,473	6,786
Bonds	—	220,455	113,448	891,973	1,225,876	1,704,497	1,586,221	3,183,808	6,474,526	7,700,402
Subordinate bonds	—	3,547	1,221	113,397	118,165	29,354	16,688	722,200	768,242	886,407
Lease liabilities	—	191,303	40	163	191,506	189	18	—	207	191,713
Other financial obligations	—	2,271	4,621	20,025	26,917	39,697	19,424	28,979	88,100	115,017
Total financial liabilities	15,167,229	8,180,335	2,450,248	2,453,136	28,250,948	3,521,130	4,142,211	4,812,682	12,476,023	40,726,971

(**)	Excludes term saving accounts, which amount to Ch$371,786 million (Ch$342,550 million in December 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

41.	Subsequent Events:

a)	On April 20, 2021, Law No. 21,320 that modifies consumer protection law (Law No. 19,496), prohibiting and limiting certain extrajudicial debt collection actions was enacted. Among other matters, this new law (i) limits the number and type of out-of-court collection measures, (ii) requires keeping detailed records of such actions up to two years after they have been initiated, and (iii) prohibits continuing with out-of-court collection actions once a collection has been initiated in court.

In the Bank's opinion, this legislation could affect its ability to recover non-performing loans from the loan portfolio granted to individuals and SMEs, affect portfolio expenses, as well as increase collection costs.

b)	By letter to Management dated April 23, 2021, the CMF reported transitory measures for the exceptional treatment of loan provisions in the commercial portfolio, in order to facilitate the implementation of payment alternatives for debtors who meet certain requirements.

The conditions for using the provisioning treatment flexibility measures are:

-	Fully evaluate the financial and credit condition of the debtors who will be eligible for the granting of the flexibilization conditions. It is not allowed to include debtors in default in accordance with the provisions regulations.

-	Debtors who are up to date or have a default of no more than 30 days at the time of reprogramming.

-	Grace periods or postponement credits, of this measure or another, may not add up to more than 6 consecutive months.

-	Banks must have special consideration with those debtors who have availed themselves of previous postponement measures, and they must have demonstrated good behavior in paying their installments during the period between postponements.

In the case of grace periods or deferment credits, and depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of arrears and the expected loss parameters will remain constant until that the payment system is normalized. Once the period of deferment of payments has elapsed and if the debtor does not pay the next obligation to expire, it must be recognized in the next installment of arrears to the one that was pigeonholed in the standard matrix or in the corresponding provision model at the time of easing in order to recognize your credit risk.

In the case of debtors evaluated on an individual basis, their risk category will be maintained at the time of reprogramming until the payment regime is normalized in the case of grace periods and deferment credit, which does not prevent them, in the event of signs of deterioration of the debtor’s ability to pay and other variables considered in the internal methods, from being reclassified to the corresponding category.

Postponements or reprogramming, in its different modalities, including those that allow to lower the financial burden of the debtors, as long as they comply with the indicated conditions, will not be considered forced renegotiations and therefore, will not lead to the classification of said debtors in default.

The validity of the exceptional period for the treatment of provisions is until July 31, 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

41.	Subsequent Events, continued:

In Management’s opinion, there are no others significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between March 31, 2021 and the date of issuance of these Interim Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer